                                 (TEAM GRAPHIC)


                                         GOLDEN TELECOM, INC. ANNUAL REPORT 2002

                                   (GRAPHIC)

                                                            GOLDEN TELECOM, INC.
                                                              ANNUAL REPORT 2002



                                                           (GOLDEN TELECOM LOGO)

                                    (PHOTO)

                                                          LETTER TO SHAREHOLDERS

                                    (PHOTO)

                                                          LETTER TO SHAREHOLDERS


Dear Shareholders,

                                                                  2002 WAS TRULY
                                                               A REMARKABLE YEAR
                                                     IN GOLDEN TELECOM'S HISTORY

IT WAS the year in which we completed our biggest and most significant acquisition to date: the purchase of the remaining 50% stake in Sovintel to bring our ownership in Sovintel to 100%.

COMBINING our wholly-owned operations in Russia and the Commonwealth of Independent States ("CIS") with those of Sovintel DOUBLES OUR SIZE in terms of revenue and creates a more powerful company with unrivaled geographical reach, integrated service offerings and a significant presence in the region's most attractive markets.

ALTHOUGH we have dedicated the editorial section of this Annual Report to explaining the various benefits this transaction brings to the company, allow us to outline them briefly here.

WE LIKE to think of the Sovintel acquisition as something like putting together a winning team of star athletes. The individual players do not duplicate each other's abilities, but rather complement and enhance each others' talents, so that together, they make an UNBEATABLE TEAM that can outperform all its competitors.

SOVINTEL and Golden Telecom complement each other's resources and capabilities in many aspects: Sovintel has the strongest market position in Moscow among alternative providers, while Golden Telecom has a significant regional and CIS presence; Sovintel works primarily in voice telephony, while Golden Telecom is a prime provider of data networking and Internet access.

Over the past 10 years, Sovintel has built robust access networks in the Moscow and St. Petersburg metropolitan areas, while Golden Telecom has assembled a robust network in Kiev and vast intercity networks straddling the Eurasian continent from Ukraine's border with Poland all the way to the Pacific Ocean in Russia's Far East.

PUTTING Golden Telecom and Sovintel together creates THE LARGEST INDEPENDENT PROVIDER in the region, with vast geographical coverage, a DOMINANT POSITION IN ALL CORE MARKETS, and a wide range of services and considerable financial strength that allows it to pursue even more ambitious goals.

GTI ANNUAL REPORT 2002



THE ALTERNATIVE fixed-line telecommunications market is probably the most promising in the industry after cellular. The leader in this market today is Golden Telecom.

VEDOMOSTI, "The 'Telecom System' Bids for Leadership" by Yuri Granovsky, May 14, 2002

GOLDEN TELECOM stands out as one of Russia's most ambitious and potent telecoms players. ECONOMIST INTELLIGENCE, (EIU ViewsWire), August 20, 2002

                                                          LETTER TO SHAREHOLDERS

                                                               WE HAVE RETHOUGHT
                                           OUR BUSINESS TO CREATE A MORE FOCUSED
                                                    AND CUSTOMER DRIVEN COMPANY.

WE HAVE rethought the fundamentals of our business and are restructuring our internal operations to create a more focused and customer driven company. Now that we have completed the Sovintel acquisition, we want to concentrate our efforts on what we know best-FIXED LINE TELECOMMUNICATIONS.

WE HAVE restructured the Internet content part of our business to make it operating cash flow neutral and to serve a support function for our primary Internet product - consumer Internet access. We have also significantly reduced investment in our mobile subsidiary, an established niche player in Ukraine, and are now actively exploring various options to extract maximum value from this asset.

WE HAVE now focused our efforts on what we like to refer to as the "THREE PILLARS" of our business.

THE FIRST, and main, pillar is our SERVICES TO BUSINESS CUSTOMERS. This is the core of our entire operation, a stable, profitable and growing business. It is primarily for our business customers that we build and develop our networks. The nature of this business requires us to make up front investments in the purchase of large blocks of local numbering capacity and the installation of central office switches. In addition, we usually elect to buy more long-distance or interconnect capacity than our current traffic volumes require in order to obtain deeper discounts from providers and to ensure the availability of adequate infrastructure as we grow. Since we are constantly striving to maximize our capacity utilization, we have developed new products to fill the capacity not currently utilized by our services to business customers.

GTI ANNUAL REPORT 2002

GOLDEN TELECOM is the only company whose primary business is in Russia (and the CIS) while its shares (not depositary receipts) are traded on American stock markets. This year's second quarter results...show an increase in the company's net profits to $9 million -- nearly one and a half times more than in the previous quarter, when the company earned $6.2 million. IZVESTIA, August 8, 2002

CONSOLIDATION of the assets of Golden Telecom and Sovintel could lead to a doubling of Golden Telecom's receipts.

PRIMETASS, August 2, 2002

                                                          LETTER TO SHAREHOLDERS


THIS IS where the other two pillars of our business come into play.

OUR SECOND pillar is the sale of various SERVICES TO OTHER TELECOM OPERATORS. While this is decidedly a "wholesale" business, it is really quite different from the high volume, low margin, volatile type of business one might expect it to be.

OUR MAIN customers in this area are cellular operators. We have been selling large blocks of our local numbering in Moscow to cellular operators since 1993. For almost ten years, we have provided cellular customers with local as well as domestic long-distance and international connectivity. This is a stable and growing business with good margins. And we are constantly expanding our services to cellular operators. At first, we provided only local numbering and local and long-distance access, but now, we are building call center network across Russia and base station networks in Moscow and St. Petersburg for some of these companies.

WE ALSO resell excess international and domestic long-distance bandwidth that we have leased for our business network to second-tier ISPs, in order to provide them with IP-backbone access. We leverage our extensive "last mile" by providing data networking services in Russia and the CIS to the multinational customers of such international carriers as Sprint and Cable & Wireless. In this case, we act as a distribution channel for their advanced Frame Relay services in Russia. This business, too, has good margins and satisfactory rates of growth.

AND FINALLY, we provide various long-distance voices and VoIP carrier services to other operators. This is the traditional, price-sensitive, low-margin, high volume part of the business. Here, we typically use the substantial outgoing traffic generated by our business customers to attract and retain incoming traffic streams.

THE THIRD pillar of our business is CONSUMER INTERNET ACCESS.

BEING PRINCIPALLY a business services network, we experience significantly reduced traffic loads during off-peak non-business hours. Since the late '90s, we experimented with a modest dial-up Internet offering, and discovered that providing Internet access allows us to utilize capacity more efficiently, by offsetting the reduced demand placed on our network by business customers during off-peak hours with the higher traffic volumes from home users of dial-up Internet service during the evening and nighttime hours. Our wide presence across Russia and the CIS provided us with the opportunity to develop the country's first truly nationwide Internet access system. Our subscriber base grew from approximately 86,000 in 2000 to approximately 242,000 at the end of 2002 and we are now firmly established as a major player with our 24% nationwide market share.

GTI ANNUAL REPORT 2002


ACCORDING TO S&P (the Standard & Poor's agency) [Russian] companies are very unenthusiastic about disclosing information on the remuneration of top managers. The most open companies [in Russia] in this regard are MTS and Golden Telecom... VEDOMOSTI, September 16, 2002


CONSIDERING fixed-line communications, a shining example is Golden Telecom, which provides services in Kazakhstan (since 2000) and in Ukraine (since 1996). KOMMERSANT, August 10, 2002

LETTER TO SHAREHOLDERS


                                                                   WE ARE POISED
                                                          FOR GROWTH IN UKRAINE.

EARLIER in the year, we were faced with an ongoing dispute between the former management of our Ukrainian subsidiary (who were also our partners in the venture) and the management of the state owned monopoly operator. As long as these issues remained unresolved, we were unable to obtain additional infrastructure in Ukraine, which in turn reduced our capacity roll-out plans and adversely affected sales. We acted decisively and responsibly in this difficult situation by replacing the management of the subsidiary and buying out our local partners. After reestablishing a new working relationship with the monopoly operator, we have been able to begin deploying additional infrastructure on acceptable terms, and are now positioned to deliver growth in our Ukrainian operations next year.

GTI ANNUAL REPORT 2002


FROM THE POINT of view of a portfolio investor, Golden Telecom is a very interesting company: it has diverse business operations, and is one of the two market leaders in all of its lines of business. INFORMKURIERSVYAZ, October 2002

GOLDEN TELECOM has announced the merger of four subsidiaries. The combined company, with annual sales of $6 million, will have up to 50% of the Nizhny Novgorod Internet services market and will become the largest regional telecommunications services provider after OAO Volga Telekom. VEDOMOSTI, October 4, 2002

                                                          LETTER TO SHAREHOLDERS


                                                            WE HAVE CONSOLIDATED
                                                OUR BUSINESS IN NIZHNY NOVGOROD.


WE HAVE consolidated our business in Nizhny Novgorod into a single company, creating a leading alternative provider in Russia's third-largest city. We made two acquisitions in Nizhny Novgorod in 2000 and 2001. Last year, we merged the acquired entities with our local subsidiary, thereby consolidating our market position in this important market and creating a full-service operator and a market leader in the corporate segment. Our projects in Nizhny Novgorod are worth highlighting here for two reasons:

FIRST, our experience in Nizhny Novgorod is an excellent example of our REGIONAL STRATEGY IN ACTION. Essentially, our regional strategy attempts to take the successful Moscow CLEC model, as exemplified by Sovintel, and replicate it in the most economically developed cities across Russia.

SOVINTEL'S success is based to a considerable extent on its high degree of independence from local incumbents due to its direct ownership of both local numbering (which allows interconnection to the PSTN) and customer access infrastructure. To achieve the same level of independence from incumbents in regional cities, we will need to ensure sufficient interconnection with the local PSTN and an adequate access network.

WE CAN achieve this in one of three ways: through a "greenfield" operation, by organically developing the necessary infrastructure through our existing local subsidiaries or through the acquisition of other existing local providers-whichever approach works best in a particular location. In Nizhny Novgorod, for example, the circumstances were such that, rather than trying to obtain local numbering for our existing subsidiary there, we found it more efficient to buy a competing alternative provider that already had secured numbering and PSTN interconnect and then merge it with our other subsidiaries. In addition the acquired entity already had a substantial copper access network of its own.

SECOND, THE REGIONAL SEGMENT IS A VERY HIGH-GROWTH SEGMENT OF OUR BUSINESS. Our Nizhny Novgorod operations grew by more than 30% in 2002. We believe that our long-term growth potential lays in the regions.

GTI ANNUAL REPORT 2002



GOLDEN TELECOM provides telecommunications services to US delegation and White House press corps during Russian-American summit.

HEADLINE FROM AGENCY OF BUSINESS NEWS (ABN), MAY 24, 2002


ROL will serve as the presenting sponsor of a concert by the legendary group SCORPIONS in Nizhny Novgorod [and 14 other Russian cities]. REGION-INFORM, OCTOBER 2, 2002

                                                          LETTER TO SHAREHOLDERS



                                                                   THE COMPANY'S
                                                           FINANCIAL PERFORMANCE
                                                          IN 2002 WAS EXCELLENT.

HERE are just a few highlights. We began consolidating Sovintel at the end of the 3rd quarter, and this has boosted our consolidated revenue results. CONSOLIDATED REVENUES INCREASED BY 42% COMPARED TO 2001.

THE RATIONALIZATION of our corporate structure has led to significant cost savings. Together with Sovintel consolidation it has contributed to the reduction in our selling. GENERAL AND ADMINISTRATIVE EXPENSES from 35% of revenues in 2001 to 23% in 2002.

WE INCREASED our number POPs from 140 to 149, and have organically grown our Internet subscriber base by 30%, from approximately 186,000 to 242,000 customers.

MOST IMPORTANTLY, 2002 was the first year that Golden Telecom has shown a profit. In fact, WE WERE PROFITABLE IN EACH OF THE FOUR QUARTERS THIS YEAR.
We view these significant levels of profitability as a clear signal that the strategic direction we have chosen for the company is the correct one. WE LOOK INTO THE FUTURE WITH OUR CONFIDENCE AND OPTIMISM STRONGER THAN EVER BEFORE.



/s/ P. AVEN
P. AVEN
Chairman, Board of Directors, Golden Telecom, Inc.



/s/ A. VINOGRADOV
A. VINOGRADOV
President and CEO, Golden Telecom, Inc.

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GTI ANNUAL REPORT 2002


IN THE OPINION of telecommunications analysts, the Moscow-based operators with the most highly developed regional networks are Golden Telecom (the TeleRoss network) and Equant. In September, the President and CEO of Golden Telecom, Alexander Vinogradov, declared his intention to expand the holding company's presence in regional markets. VEDOMOSTI, October 24, 2002

GOLDEN TELECOM ADOPTED SOVINTEL

A TRANSACTION was concluded within the Russian telecommunications market which will change the line-up of alternative operators forces. GAZETA, March 18, 2002

                                                          LETTER TO SHAREHOLDERS


                          DIAL-UP INTERNET SUBSCRIBERS

                                  (BAR CHART)

1998                4 261
1999               18 599
2000               85 833
2001              185 628
2002              242 155

                       CONSOLIDATED REVENUE (in millions)

                                  (BAR CHART)

1998              $ 86.1
1999              $ 97.9
2000              $113.1
2001              $140.0
2002              $198.7

                        OPERATING CASH FLOW (in millions)

                                  (BAR CHART)

1998              $ 1.3
1999              $16.4
2000              $18.1
2001              $24.5
2002              $50.7

                                                                              17

        GTI ANNUAL REPORT 2002


                                 (TEAM GRAPHIC)

                                                                        THE TEAM

"WE LIKE TO THINK OF THE SOVINTEL ACQUISITION AS SOMETHING LIKE PUTTING
TOGETHER A WINNING TEAM OF STAR ATHLETES. THE INDIVIDUAL PLAYERS DO NOT DUPLICATE EACH OTHER'S ABILITIES, BUT RATHER COMPLEMENT AND ENHANCE EACH OTHERS' TALENTS...FROM LETTER TO SHAREHOLDERS

THE FOLLOWING section explores the exceptional strategic fit between Golden Telecom and Sovintel and shows how the various unique "talents" of these individual players are being combined to create a team that is clearly greater than the sum of its parts, capable of achieving much more than either company could on its own.

                                                                              19
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                                    (PHOTO)

                                                                        THE TEAM

                                                     WHAT EXACTLY DIFFERENTIATES
                                                 AN INCUMBENT OPERATOR?

WHAT EXACTLY differentiates an incumbent operator from an alternative one - besides the obvious fact that the incumbent, by definition, was already present in the market at the time the alternative entered? A typical incumbent providing end-user services should also exhibit some or all of the following features: it should enjoy a significant market share, own a broad array of telecommunications licenses, have its own access lines to practically all of its customers, own a segment of the national numbering plan, and have interconnectivity with the public switched telephone network at various levels. Taken individually, neither Golden Telecom nor Sovintel possessed all of these resources, but when they are considered as a single entity, they do. Bringing together Sovintel's operations with those Golden Telecom has created more than just a bigger alternative operator. The size of the merged company, its market position, the infrastructure it has developed over the past ten years, the number and the scope of the licenses it holds, and its status as a part of the PSTN make it evident that Golden Telecom should be described as an incumbent operator with a focus on the corporate market, i.e. A CORPORATE INCUMBENT.

                                    (PHOTO)

                                                                        THE TEAM




GEOGRAPHIC FOOTPRINT

GOLDEN TELECOM has a regional presence in 149 metropolitan areas throughout Russsia and the CIS and a leading market position in Kiev, Ukraine. Sovintel dominates in Moscow and has a strong foothold in St. Petersburg. The combination of the two companies results in an entity with operations that span from Ukraine's western border with Poland all the way to Vladivostok on the Pacific Ocean in Russia's Far East, with a significant presence and leading market position in each of the largest and economically most important metropolitan areas in between - Kiev, Moscow, St. Petersburg, Nizhny Novgorod.

                                    (PHOTO)

                                                                        THE TEAM




                                                                   SERVICE RANGE
                                                          AND MARKET POSITION

GOLDEN TELECOM is an established leader in corporate data networking in Russia and Ukraine, while Sovintel is the largest alternative voice services provider in the region. Together, they are the biggest independent provider of telecommunication services to corporations and carriers in Russia and the CIS, with an exceptionally wide range of service offerings. In addition, precisely because Golden Telecom and Sovintel are so different in their service offerings, there are enormous cross-selling opportunities.

                                    (PHOTO)

                                                                        THE TEAM

NUMBERING CAPACITY
          AND LICENSES

GOLDEN TELECOM owns local numbering capacity in Moscow. Historically, some of these numbers were resold to Sovintel, which, in its turn, marketed them to end-users. Joining forces makes sound business sense, as a single entity now owns the local numbers it sells. ON THE OTHER hand, while Sovintel does not have local numbering capacity of its own, it does have close to 8 million numbers in non-geographic area codes of the national public switched telephone network. With Sovintel becoming part of Golden Telecom, its 8 million non-geographic numbers can now be made available to Golden Telecom's regional customers. THE COMBINED company thus has one of the most essential features of a true incumbent - its own local numbering plan in its major centers of operation, as well as the opportunity to further develop a nationwide presence using its 8 million numbers in the non-geographic area codes of the public switched telephone network. GOLDEN TELECOM and Sovintel are also an exceptional fit in regard to operating licenses, as Sovintel brings it extensive international long-distance license to the broad portfolio of licenses already owned by Golden Telecom.

                                                                              27
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                                    (PHOTO)

                                                                        THE TEAM




INFRASTRUCTURE

GOLDEN TELECOM has assembled a formidable inter-city long-distance network across eight CIS countries through various lease agreements, and has also built up its own substantial transport capacity in Moscow, while Sovintel has concentrated on developing access infrastructure within Moscow and St. Petersburg.

                                    (PHOTO)

                                                                        THE TEAM


MANAGEMENT TEAM

BY BRINGING executives from Sovintel and Teleross together to run the new Golden Telecom, we have not only ensured the smooth integration of the operations of the two companies, but have also created a truly international management team that combines a Western style of management with a knowledge of the intricacies of the local market environment.

                                    (PHOTO)

                                                                        THE TEAM

FINANCIAL STRENGTH

BOTH Golden Telecom and Sovintel are very strong financially, and putting them together does not simply combine their respective financial strengths, but amplifies and leverages it even further. The group now anticipates access to larger sources of capital - a distinctive advantage in a market that is currently undergoing a dynamic process of consolidation.

                                                                              33
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GTI ANNUAL REPORT 2002

                                                                       FOR NOTES

GTI ANNUAL REPORT 2002

(FINANCIAL REVIEW GRAPHIC)

                                                                FINANCIAL REVIEW


SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

The following selected historical consolidated financial data at December 31, 1998, 1999, 2000, 2001 and 2002, and for all of the years presented are derived from consolidated financial statements of Golden Telecom, Inc which have been audited by Ernst & Young (CIS) Limited, independent auditors. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included in this document.


                                                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                                  ----------------------------------------------------------------
                                                                    1998          1999          2000          2001          2002
                                                                  --------      --------      --------      --------      --------
STATEMENT OF OPERATIONS DATA:                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues ....................................................... $ 86,086      $ 97,931      $113,089      $140,038      $198,727
Cost of revenues (excluding depreciation and amortization) .....   43,574        40,516        50,954        63,685        91,189
Gross margin ...................................................   42,512        57,415        62,135        76,353       107,538
Selling, general and administrative (excluding depreciation
  and amortization) ............................................   45,327        41,011        45,420        48,935        46,147
Depreciation and amortization ..................................   16,709        28,143        31,851        41,398        29,961
Abandonment and restructuring charge ...........................       --        19,813            --            --            --
Impairment charge ..............................................       --            --            --        31,291            --
Income (loss) from operations ..................................  (19,524)      (31,552)      (15,136)      (45,271)       31,430
Equity in earnings (losses) of ventures ........................    2,559        (6,677)         (285)        8,155         4,375
Interest income (expense), net .................................   (3,003)        2,814         7,126           777          (667)
Foreign currency loss ..........................................   (7,452)       (2,739)         (390)         (647)       (1,174)
Minority interest ..............................................   (1,040)       (1,477)         (431)         (117)         (527)
Other non-operating expense ....................................       --            --          (148)           --            --
Provision for income taxes .....................................    5,184         6,823           990         1,902         4,627
Net income (loss) before cumulative effect of change in
  accounting principle .........................................  (33,644)      (46,454)      (10,254)      (39,005)       28,810
Cumulative effect of change in accounting principle ............       --            --            --            --           974
Net income (loss) ..............................................  (33,644)      (46,454)      (10,254)      (39,005)       29,784
Net income (loss) per share before
Cumulative effect of change in accounting principle -
  basic (1) ....................................................    (3.17)        (3.38)        (0.43)        (1.65)         1.20
Cumulative effect of change in accounting principle ............       --            --            --            --          0.04
Net income (loss) per share - basic (1) ........................    (3.17)        (3.38)        (0.43)        (1.65)         1.24
Weighted average shares - basic (1) ............................   10,600        13,736        24,096        23,605        24,102
Net income (loss) per share before cumulative effect of change
  in accounting principle - diluted (1) ........................    (3.17)        (3.38)        (0.43)        (1.65)         1.17
Cumulative effect of change in accounting principle ............       --            --            --            --          0.04
Net income (loss) per share - diluted (1) ......................    (3.17)        (3.38)        (0.43)        (1.65)         1.21
Weighted average shares - diluted (1) ..........................   10,600        13,736        24,096        23,605        24,517

GTI ANNUAL REPORT 2002


                                                                                   AT DECEMBER 31,
                                                            ------------------------------------------------------------
                                                              1998         1999         2000         2001         2002
                                                            --------     --------     --------     --------     --------
BALANCED SHEET DATA:                                                               (IN THOUSANDS)
Cash and cash equivalents ............................     $ 14,164     $162,722     $ 57,889     $ 37,404     $ 59,625
Investments available for sale .......................           --           --       54,344        8,976           --
Property and equipment, net ..........................       52,186       62,176       82,377       98,590      166,121
Investments in and advances to ventures ..............       46,519       45,196       49,629       45,981          721
Goodwill and intangible assets, net ..................       71,924       53,467       70,045       57,146      127,669
Total assets .........................................      235,849      366,624      348,456      300,384      435,810
Total debt, including current portion ................       24,459       28,029       18,997       22,220       40,495
Minority interest ....................................        7,993        2,816        3,337        5,967        2,187
Shareholders' equity .................................      168,783      288,552      283,193      220,844      307,458

(1) Per share amounts in this table were calculated based upon the assumption that the 10,600,000 common shares issued in connection with the formation of the Company are outstanding for all periods prior to September 30, 1999.

Refer to Note 3 to the Consolidated Financial Statements for descriptions of recent acquisitions that impact the comparability of financial information. Other business combinations not disclosed in the footnotes were as follows:

In February 1998, the Company acquired the remaining interest in Sovam Teleport for cash consideration of $5.0 million. In July 1998, the Company acquired the remaining interest in GTS Vox Ltd., the holding company for TCM, for cash consideration of $37.0 million. In June 1998, the Company increased its beneficial interest in Golden Telecom (Ukraine) to 56.75% for cash consideration of approximately $9.8 million. The Company began consolidating Sovam in February 1998 and TCM and Golden Telecom (Ukraine) in July 1998. In August 1999, the Company increased its beneficial ownership in TCM from 95% to 100% Goodwill in the amount of $3.2 million was recorded by the Company.

An affiliate of ING Barings which indirectly owned 12.25% of Golden Telecom (Ukraine), contributed its indirect interest in Golden Telecom (Ukraine) to a wholly owned subsidiary of Golden Telecom, Inc., upon the consummation of the offering on September 30, 1999 in exchange for 420,000 newly issued shares of common stock of the Company. In accordance with the subscription agreement filed with the SEC at the time of the Initial Public Offering, an additional 30,000 shares of common stock in the Company were issued in full and final settlement to the affiliate of ING Barings. Our beneficial interest in Golden Telecom (Ukraine) increased from 56.75% to 69% as the result of this transaction.

In June 1999, the Company acquired the assets of Glasnet, a Moscow based Internet Services Provider ("ISP"). In July 1999, the Company acquired a 75% interest in SA Telcom LLP, a telecommunications and data services provider in Kazakhstan. In December 1999, the company acquired the assets of Nevalink, an ISP, and of full-equity ownership of NevaTelecom. Both Nevalink and Neva-Telecom provide telecom and Internet services to the St. Petersburg market. These acquisitions were purchased for approximately $2.5 million in cash.

Refer to Note 2 to the Consolidated Financial Statements for a description of the change in method of accounting for goodwill in 2002.

                                                                FINANCIAL REVIEW


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

The following discussion and analysis relates to our financial condition and results of operations of the Company for each of the years ended December 31, 2002, 2001 and 2000. This discussion should be read in conjunction with the "Selected Historical Consolidated Financial Data" and the Company's Consolidated Financial Statements and the notes related thereto appearing elsewhere in this Report.


OVERVIEW
--------------------------------------------------------------------------------

We are a leading facilities-based provider of integrated telecommunications and Internet services to businesses and other high-usage customers and telecommunications operators in Moscow, Kiev, St. Petersburg, Nizhny Novgorod and other major population centers throughout Russia and other countries of the Commonwealth of Independent States ("CIS"). We organize our operations into the four business groups, as follows:

o Competitive Local Exchange Carrier ("CLEC") Services. Using our local access overlay networks in Moscow, Kiev, St. Petersburg and Nizhny Novgorod, we provide a range of services including local exchange and access services, international and domestic long distance services, data communications, Internet access and the design of corporate networks;

o Data and Internet Services Using our fiber optic and satellite-based networks, including 149 combined points of presence in Russia, Ukraine and other countries of the Commonwealth of Independent States, we provide data and Internet services including: (a) Business to Business services, such as data communications, dedicated Internet access, web design, web hosting, co-location and data-warehousing: and (b) Business to Consumer services, such as dial-up Internet access and web content offered through a family of Internet portals;

o Long Distance Services Using our fiber optic and satellite-based network, we provide long distance voice services in Russia; and

o Mobile Services Using our mobile networks in Kiev and Odessa, Ukraine, we provide mobile services with value-added features, such as voicemail, roaming and messaging services on a subscription and prepaid basis.

We offer all of our integrated tele-communication services under the Golden Telecom brand and our Internet services under the ROL brand in Russia.

Additionally, we hold a minority interest in MCT Corp ("MCT"), which in turn has ownership interests in 18 mobile operations located throughout Russia and in Uzbekistan and Tajikistan. We treat our ownership interest in MCT as an equity method investment and are not actively involved in the day-to-day management of the operations.

In July 2002, we merged the existing operations of Agentstvo Delovoi Svyazi ("ADS"), Commercial Information Network ("KIS") and TeleRoss Nizhny Novgorod to create the leading corporate telecommunications provider in Russia's third largest city, Nizhny Novgorod. This market is significantly less developed than the Moscow market and we anticipate significant growth next year from this entity. We previously owned 51% of ADS, 56% of KIS and 95% of TeleRoss Nizhny Novgorod. As a result of the merger, we currently own 58% of the merged operations.

GTI ANNUAL REPORT 2002

Most of our revenue is derived from high-volume business customers and carriers. Our business customers include large multi-national companies, local enterprises, financial institutions, hotels and government agencies. We believe that the carriers, including mobile operators, which contribute a substantial portion of our revenues, in turn derive a portion of their business from high-volume business customers. Thus, we believe that the majority of our ultimate end-users are businesses that require access to highly reliable and advanced telecommunications facilities to sustain their operations.

We have traditionally competed for customers on the basis of network quality, customer service and range of service offered. In the past several years, other telecommunications operators have also introduced high-quality services to the segments of the business market in which we operate. Competition with these operators is intense, and frequently results in declining prices for some of our services, which adversely affect our revenues. In addition, some of our competitors do not link their prices to the dollar/ruble exchange rate, so when the ruble devalues, their prices effectively become relatively cheaper than our prices. The ruble exchange rate with the dollar has become relatively stable since early 2000 and price pressures associated with devaluation have eased considerably. We cannot be certain that the exchange rate will remain stable in the future and therefore we may experience additional price pressures.

Since early 2000, we have witnessed a recovery in the Russian market, but with downward pricing pressures persisting. The downward pricing pressures result from increased competition in Russia and the global trend toward lower telecommunications tariffs. In 2001 and 2002 our traffic volume increases exceeded the reduction in tariffs on certain types of voice traffic. This is a contributory factor to the increases in our revenue in 2001 and 2002. We expect that this trend of year over year increases in traffic volume will continue as long as the Russian economy continues to develop at its current pace.

Although we expect competition to continue to force the general level of tariffs downward, we expect to mitigate partially the effects of this pressure by seeking, where possible, further reductions in the settlement and interconnection rates that we pay to other telecommunications operators. In general, over time we expect settlement and interconnection rates to continue to decline broadly in line with tariffs.

In order to handle additional traffic volumes, we have expanded and will continue to expand our fiber optic capacity along our heavy traffic and high cost routes to mitigate declines in traffic margins, reduce our unit transmission costs and ensure sufficient capacity to meet the growing demand for data and Internet services. As part of this strategy, we have acquired the rights to use STM-16 fiber optic capacity on a Moscow to Stockholm route, significantly reducing our unit cost per E-1 fiber optic link on this route. In September 2001, we acquired rights to use up to VC-3 fiber optic capacity on major routes within Russia to support the increase in our interregional traffic and our regional expansion strategy. We expect to continue to add additional transmission capacity, which due to its fixed cost nature can initially depress margins, but will ultimately allow us to improve or maintain our margins.

During 2001, our mobile operations in Ukraine were under strong competitive pressure and average revenue per subscriber declined. In the fourth quarter of 2001 we reassessed our plans for this business and as a result we recorded an impairment charge of $10.4 million. In line with our expectations revenues have generally continued to decline, although, at the same time, we have commenced the implementation of a cost reduction program. We currently are working towards refocusing our mobile operations as an additional service offered by business services operations to corporate clients. Further significant declines are not expected through the end of 2003.

In Kiev, Ukraine we continue to experience issues relating to obtaining sufficient numbering capacity for our business services operations. In this regard, we are continuing negotiations with Ukrtelecom, the state-owned operator, for performance of obligations related to the provision of numbering capacity and entered into an agreement for additional numbering capacity in the third quarter of 2002.

                                                                FINANCIAL REVIEW


Our ability to grow our business services operations in Kiev will be limited if we do not have access to numbering capacity.

During the past year, Golden Telecom (Ukraine) ("GTU") was involved in a number of commercial disputes with Ukrtelecom and Ukrainian regulatory authorities. The most significant disputes include routing of traffic and GTU's lease rights of Ukrtelecom's technical premises. At the end of the fourth quarter of 2002, most of these issues with Ukrtelecom were resolved. We continue to work with Ukrtelecom to resolve the remaining outstanding issues.

We reassessed and suspended our incoming international traffic off-network termination activities, pending the resolution of certain regulatory issues and as a result we estimate a reduction of approximately $1.6 million in revenue in the fourth quarter of 2001 and approximately $6.4 million in revenue for the year ended December 31, 2002. On March 1, 2002 we became aware that the Kiev City Prosecutor's Office had initiated an investigation into the activities of our partners in GTU. The investigation appeared to concern alleged improprieties in the manner in which GTU routed certain traffic through the state owned monopoly carrier, Ukrtelecom. GTU received a letter dated July 17, 2002 from the General Prosecutor of Ukraine stating that effective July 9, 2002 the Prosecutor's Office withdrew all charges against GTU due to the absence of grounds on which to prosecute. On October 7, 2002, the Kiev City Prosecutor's Office notified GTU that the previous decision to close the investigation had been revoked. In subsequent discussions with the Kiev City Prosecutor's Office, the investigators advised the management of GTU that the Prosecutor's Office is reviewing internal procedural requirements with the intent to close the investigation again.

In February 2003, the Ukrainian Parliament overrode the President's veto and adopted changes to existing regulations relating to mobile telecommunication services in Ukraine. The new regulations stipulate the cancellation of end-customer charges for incoming calls. These changes will come into force in six-months time, unless superseded by a new Law on Communications or over-ruled by a Constitutional Court decision. Because we expect that interconnect tariffs for calls from the PSTN to mobile networks to be lower than current tariffs that mobile operators charge customers for incoming calls, it is expected that mobile operators will have to increase tariffs for outgoing calls and/or set higher monthly fees to compensate for the expected decrease in revenue.

In addition to our traditional voice and data service provision, prior to 2002, we were actively pursuing a strategy of developing non-traditional telecom service offerings including those related to the Internet, such as web-hosting, web design, and vertical and horizontal Internet portal development. In line with experience outside of Russia, we did not see the rapid development of Internet based services that were expected. Internet based advertising and e-commerce revenues did not develop to significant levels and we reviewed our long term strategy for Internet based products. As a result of this review, we evaluated the future cash flows for this business, and we recorded an impairment charge of $20.9 million in the fourth quarter of 2001. We expect to see some growth in Internet based advertising and will continue to offer this service to support our dial-up Internet service and be in a position to capitalize on any upturn in demand for this service.

We have seen a significant year over year increase in our dial-up Internet subscriber numbers and we expect the increase to continue, as our base of regional subscribers expands. As additional dial-up capacity becomes available in Moscow, we expect to increase our market share in the capital as well. In June 2001 we completed the purchase of a leading Russian internet service provider, Cityline, together with Uralrelcom, another inter-net service provider and an infrastructure company, PTK, and together, these entities allowed us to increase our regional dial-up Internet presence and increase our numbering capacity and access lines in Moscow. The new Moscow capacity was initially placed into service in July 2002. The Moscow numbering capacity and some of the access lines provided by PTK are intended to support incremental CLEC Services division end-user customers, with the majority of the access lines being allocated to support planned increases in dial-up Internet subscribers in our data and Internet Services division.

GTI ANNUAL REPORT 2002

We have continued to integrate our acquisitions and improve operational efficiency while at the same time controlling costs. We expect to incur further costs in connection with overall restructuring of our operations in 2003.

Our equity investee, MCT, is in default on a loan note that originally became due on September 29, 2001. In December 2001, MCT signed a forbearance agreement whereby the holder of the note agreed to forbear from selling the note or exercising its rights under the original debt agreements and to extend the terms of repayment until January 31, 2002. MCT did not make payment on the note prior to January 31, 2002 and during April 2002 the holder of the loan note foreclosed on the collateral related to the note and subsequently sold it to a third-party, resulting in a substantial loss to MCT. We recorded a write-off of an amount corresponding to our equity in MCT's losses during the second quarter of 2002. The write-off did not exceed the carrying value of our investment in MCT. Total equity in losses recognized by us related to our MCT investment were $3.9 million and $5.1 million for the years ended December 31, 2001 and 2002, respectively. We have no further commitments to provide financial support to MCT.

RECENT ACQUISITIONS
--------------------------------------------------------------------------------

In August 2002, we completed the purchase of the remaining approximately 31% of GTU and now own 100% of GTU and have full operational and management control over the Ukrainian operations.

In September 2002, we completed the purchase of the remaining 50% of EDN Sovintel LLC ("Sovintel") previously held by Open Joint Stock Company Rostelecom, bringing our ownership in Sovintel to 100%. The acquisition of the remaining 50% of Sovintel will further strengthen our position in the key Moscow and St. Petersburg communications markets, position us to realize future operating and cost synergies, and allow us to offer a full suite of telecommunication services across broad geographical markets in Russia and the CIS. Sovintel provides worldwide communications services, principally to major hotels, business offices and mobile communication companies through its telecommunications network in Russia.

CRITICAL ACCOUNTING POLICIES
--------------------------------------------------------------------------------

The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend our business activities. To assist that understanding, management has identified our "critical accounting policies". These policies have the potential to have a significant impact on our financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.

Revenue recognition policies; we recognize operating revenues as services are rendered or as products are delivered to customers. Certain revenues, such as connection fees, are deferred in accordance with Staff Accounting Bulletin ("SAB") No. 101. In connection with recording revenue, estimates and assumptions are required in determining the expected conversion of the revenue streams to cash collected. In line with guidance in SAB No. 101, we also defer direct incremental costs related to connection fees, not exceeding the revenue deferred. Deferred revenues are subsequently recognized over the estimated average customer lives, which are periodically reassessed by us, and such reassessment may impact our future operating results.

Allowance for doubtful accounts policies; the allowance estimation process requires management to make assumptions based on historical results, future expectations, the economic and competitive environment, changes in the creditworthiness of our customers, and other relevant factors.

Changes in the underlying assumptions may have a significant impact on the results of our operations. In particular, we have certain amounts due to and from subsidiaries of KPNQwest who are currently subject to bankruptcy proceedings. The ultimate resolution of this matter will be affected by a number of factors including the determination of legal obligations of each party, the course of the bankruptcy proceedings, and the enforceability of any determinations.

                                                                FINANCIAL REVIEW


We have recognized provisions based on our preliminary estimate of net exposure in the resolution of these receivables and payables. If our assessment proves to be incorrect we may have to recognize an additional provision of up to $1.6 million, net of tax, although management believes that the possibility of such an adverse outcome is remote.

Long-lived asset recovery policies; this policy is in relation to long-lived assets, consisting primarily of property and equipment and intangibles, which comprise a significant portion of our total assets. Changes in technology or changes in our intended use of these assets may cause the estimated period of use or the value of these assets to change. We perform periodic internal studies to confirm the appropriateness of estimated economic useful lives for each category of current property and equipment. Additionally, long-lived assets, including intangibles, are reviewed for impairment whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. Estimates and assumptions used in both setting useful lives and testing for recoverability of our long-lived assets require the exercise of management's judgment and estimation based on certain assumptions concerning the expected life of any asset and expected future cash flows from the use of an asset.

Goodwill and assessment of impairment; Commencing from the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", on January 1, 2002, we will perform a goodwill impairment testing annually or whenever impairment indicators exist. This test requires a significant degree of judgment about the future events and it includes determination of the reporting units, allocation of goodwill to the reporting units and comparison of the fair value with the carrying amount of each reporting unit. Based on the discounted cash flow valuations performed in 2002, we concluded that for all reporting units the fair value is in excess of the respective carrying amounts.

Valuation allowance for deferred tax asset; we record valuation allowances related to tax effects of deductible temporary differences and loss carryforwards when, in the opinion of management, it is more likely than not that the respective tax assets will not be realized. Changes in our assessment of probability of realization of deferred tax assets may impact our effective income tax rate.


RECENT ACCOUNTING PRONOUNCEMENTS
--------------------------------------------------------------------------------

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with SFAS No. 142. Other intangible assets continue to be amortized over their useful lives. Impairment losses that arise due to the initial application of this standard are reported as a cumulative effect of a change in accounting principle. We adopted SFAS No. 141, "Business Combinations" which was effective for business combinations consummated after June 30, 2001. We adopted SFAS No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002 and discontinued amortization of goodwill as of such date.

We completed the transitional impairment test for existing goodwill as of January 1, 2002 during the second quarter of 2002. Based on comparison of the carrying amounts of our reporting units with their fair values, it was determined that no goodwill was impaired as of that date. Fair values of the reporting units were established using the discounted cash flow method.

Upon the adoption of SFAS No. 142, we recorded a cumulative effect of a change in accounting principle for negative goodwill (deferred credit) arising on our equity method investments in the amount of $1.0 million. The impact of non-amortization of goodwill on our net income for the twelve months ended December 31, 2002 was an approximate $15.0 million increase, or $0.62 per share of common stock - basic. We also reclassified to other intangible assets approximately $1.3 million previously classified as goodwill. Amortization expense for goodwill for the twelve months ended December 31, 2001 was $13.8 million.

GTI ANNUAL REPORT 2002

Amortization expense for intangible assets for the twelve months ended December 31, 2002 was $6.4 million. Amortization expense for the succeeding five years is expected to be as follows: 2003 - $10.2 million, 2004 - $9.2 million, 2005 - $8.2 million, 2006 - $7.3 million, and 2007 - $6.4 million. The pro forma impact on net loss and net loss per share for the twelve months ended December 31, 2001 compared to actual results for the twelve months ended December 31, 2002 is as follows:

                                                                                  TWELVE MONTHS ENDED DECEMBER 31,
                                                                                  --------------------------------
                                                                                       2001               2002
                                                                                    ----------         ----------
                                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
  Reported net income (loss) ...........................                            $  (39,005)        $   29,784
  Goodwill amortization ................................                                13,846                 --
  Negative goodwill amortization on equity investee ....                                  (243)                --
                                                                                    ----------         ----------
  Adjusted net income (loss) ...........................                            $  (25,402)        $   29,784
                                                                                    ==========         ==========
Basic net income (loss) per share:
  Reported net income (loss) ...........................                            $    (1.65)        $     1.24
  Goodwill amortization ................................                                  0.58                 --
  Negative goodwill amortization on equity investee ....                                 (0.01)                --
                                                                                    ----------         ----------
  Adjusted net income per share ........................                            $    (1.08)        $     1.24
                                                                                    ==========         ==========
Diluted net income (loss) per share:
  Reported net income (loss) ...........................                            $    (1.65)        $     1.21
  Goodwill amortization ................................                                  0.58                 --
  Negative goodwill amortization on equity investee ....                                 (0.01)                --
                                                                                    ----------         ----------
  Adjusted net income per share ........................                            $    (1.08)        $     1.21
                                                                                    ==========         ==========

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement deals with the costs of closing facilities and removing assets SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS No. 143 is effective for years beginning after June 15, 2002. The adoption of SFAS No. 143 will not have an impact on the Company's consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion).

                                                                FINANCIAL REVIEW


This statement also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of the statement became effective for financial statements issued for fiscal years beginning after December 15, 2001. We adopted this new standard from January 1, 2002. The adoption of the pronouncement did not have an effect on our results of operations or financial position.

During the year ended December 31, 2002, the FASB issued several new accounting standards including, SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". In November 2002 the FASB also issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". These standards are not expected to have a material impact on the financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," which required that a liability for an exit cost be recognized upon the entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 is not expected to have a material impact on our results of operations, financial position or cash flow.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earrings per share in annual and interim financial statements. While the Statement does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 25. SFAS No. 148 disclosure provisions are effective for years ending after December 15, 2002. We have adopted the amendments to SFAS No. 123 disclosure provisions required under SFAS No. 148 but we will continue to use the intrinsic value method under APB No. 25 to account for stock-based compensation. As such, the adoption of SFAS No. 148 will not have a significant impact on our consolidated financial position or results of operations.

We apply the provisions of APB No. 25 in accounting for our stock options incentive plans. The effect of applying SFAS No. 123 on the net income (loss) as reported is not representative of the effects on reported net income (loss) in future years due to the vesting period of the stock options and the fair value of additional stock options in future years.

GTI ANNUAL REPORT 2002


                                                                                     TWELVE MONTHS ENDED DECEMBER 31,
                                                                                ------------------------------------------
                                                                                   2000            2001            2002
                                                                                ----------      ----------      ----------
                                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income (loss), as reported ............................................     $  (10,254)     $  (39,005)     $   29,784
Deduct: total stock-based employee compensation expense determined
under fair value based method for all awards, net of related tax effects ..          8,432           8,278           7,937
                                                                                ----------      ----------      ----------
Pro forma net income (loss) ...............................................     $  (18,686)     $  (47,283)     $   21,847
                                                                                ==========      ==========      ==========
Net income (loss) per share:
  Basic - as reported .....................................................     $    (0.43)     $    (1.65)     $     1.24
  Basic - pro forma .......................................................     $    (0.78)     $    (2.00)     $     0.91
  Diluted - as reported ...................................................     $    (0.43)     $    (1.65)     $     1.21
  Diluted - pro forma .....................................................     $    (0.78)     $    (2.00)     $     0.89

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 defines the concept of "variable interests" and requires existing unconsolidated variable interest entities to be consolidated into the financial statements of their primary beneficiaries if the variable interest entities do not effectively disperse risks among the parties involved. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when FIN No. 46 becomes effective, the enterprise must disclose information about those entities in all financial statements issued after January 31, 2003. The interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years, with a cumulative-effect adjustment as of the beginning of the first year restated. We do not expect that the adoption of the provisions of FIN No. 46 will have a material impact on our future results of operations, financial position or cash flow.

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

GTI is a leading facilities-based provider of integrated telecommunications and Internet services to businesses and other high-usage customers and telecommunications operators in Moscow, Kiev, St. Petersburg, Nizhny Novgorod and other major population centers throughout Russia and other countries of the Commonwealth of Independent States. The results of our four business groups from the operations of both our consolidated entities combined with the non-consolidated entities where we are actively involved in the day-to-day management, are shown in footnote 13 "Segment Information - Line of Business Data" to our consolidated financial statements.

Our functional currency is the US dollar, as the majority of our cash flows are indexed to, or denominated in US dollars. Through December 31, 2002, Russia has been considered to be a highly inflationary environment. From January 1, 2003, Russia will cease to be considered as a highly inflationary economy. As we currently believe our functional currency is the US dollar, we do not expect this change to have a material impact on our results of operations or financial position.

                                                                FINANCIAL REVIEW


The discussion of our results of operations is organized as follows:

o Consolidated Results. Consolidated Results of Operations for the Year Ended December 31, 2002 compared to the Consolidated Results of Operations for the Year Ended December 31, 2001.

o Consolidated Financial Position. Consolidated Financial Position at December 31, 2002 compared to Consolidated Significant Financial Position accounts at December 31, 2001

o Consolidated Results. Consolidated Results of Operations for the Year Ended December 31, 2001 compared to the Consolidated Results of Operations for the Year Ended December 31, 2000

CONSOLIDATED RESULTS. CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001


REVENUE
--------------------------------------------------------------------------------

Our revenue increased by 42% to $198.7 million for the year ended December 31, 2002 from $140.0 million for the year ended December 31, 2001. The breakdown of revenue by business group was as follows:

                                                       CONSOLIDATED REVENUE FOR THE YEAR    CONSOLIDATED REVENUE FOR THE YEAR
                                                                 ENDED DECEMBER 31, 2001              ENDED DECEMBER 31, 2002
                                                       ---------------------------------    ---------------------------------
                                                                                                                (IN MILLIONS)
REVENUE
  CLEC Services ......................................                           $  45.1                               $ 91.5
  Data and Internet Services .........................                              63.2                                 78.9
  Long Distance Services .............................                              18.4                                 18.7
  Mobile Services ....................................                              14.4                                 13.0
  Eliminations .......................................                              (1.1)                                (3.4)
                                                                                 -------                               ------
TOTAL REVENUE ........................................                           $ 140.0                               $198.7

CLEC Services. Revenue from CLEC Services increased by 103% to $91.5 million for the year ended December 31, 2002 from $45.1 million for the year ended December 31, 2001.

The CLEC Services division of TeleRoss revenue increased by 10% to $30.7 million for the year ended December 31, 2002 from $27.8 million for the year ended December 31, 2001. This is mainly due to increases in monthly recurring charges and traffic revenue due to an increase in numbering capacity in active service, partly offset by pricing concessions made to its largest customer and a decrease in equipment sales.

The CLEC Services division of Golden Telecom BTS revenue decreased by 18% to $13.3 million for the year ended December 31, 2002 from $16.2 million for the year ended December 31, 2001. The decrease in revenue was due to the suspension of the termination of certain incoming traffic from the beginning of the fourth quarter of 2001 that continued throughout 2002, partly offset by an increase in other recurring revenues.

For ADS, acquired in September 2001, revenue from CLEC Services was $3.9 million and $1.1 million for the years ended December 31, 2002 and 2001, respectively.

The acquisition of the remaining 50% ownership interest in Sovintel was completed in the third quarter of 2002. We began consolidating Sovintel into our results of operations from September 17, 2002. As a result of consolidating Sovintel, revenue from CLEC Services increased by $42.1 million for the year ended December 31, 2002.

GTI ANNUAL REPORT 2002


Sovintel's revenue increased by 29% to $149.2 million for the year ended December 31, 2002 from $115.7 million for the year ended December 31, 2001. Increases in traffic volumes, particularly incoming international traffic, more than offset reductions in tariffs. Also, increases in recurring fees, equipment sales and other service offerings contributed to the increase.

Data and Internet Services Revenue from Data and Internet Services increased by 25% to $78.9 million for the year ended December 31, 2002 from $63.2 million for the year ended December 31, 2001. The increase is largely the result of increases in Internet revenue from both dial-up and dedicated Internet subscribers, increases in Internet traffic and other Internet related revenues. Our dial-up Internet subscribers grew 30% from 185,628 at December 31, 2001 to 242,155 at December 31, 2002. Internet revenues have increased by the acquisition of Cityline and Uralrelcom on June 1, 2001, however, Cityline's subscribers were absorbed into TeleRoss operations during 2002 so we are not able to identify the incremental impact of this acquisition on the year ended December 31, 2002. Uralrelcom's revenue was $2.5 million for the year ended December 31, 2002 as compared to $1.0 million for the year ended December 31, 2001.

Long Distance Services Revenue from Long Distance Services increased by 2% to $18.7 million for the year ended December 31, 2002 from $18.4 million for the year ended December 31, 2001. The increase is largely the result of increases in recurring fees and traffic revenues due to an increasing end-user customer base in Moscow and in many Russian regions, which more that offset tariff reductions. The increase is partly offset by a decline in equipment sales in the year ended December 31, 2002, as compared to the year ended December 31, 2001, due to a large contract that was installed in the first half of 2001.

Mobile Services Revenue from Mobile Services decreased by 10% to $13.0 million for the year ended December 31, 2002 from $14.4 million for the year ended December 31, 2001. Active subscribers declined approximately 13% and the average revenue per subscriber has declined by 8% to approximately $28.54 per month.

EXPENSES
--------------------------------------------------------------------------------

The following table shows our principal expenses for the year ended December 31, 2002 and December 31, 2001:

                                              CONSOLIDATED EXPENSES FOR THE YEAR   CONSOLIDATED EXPENSES FOR THE YEAR
                                                         ENDED DECEMBER 31, 2001              ENDED DECEMBER 31, 2002
                                              ----------------------------------   ----------------------------------
                                                                           (IN MILLIONS)
COST OF REVENUE
  CLEC Services .............................                            $  17.4                              $  41.3
  Data and Internet Services ................                               30.2                                 36.8
  Long Distance Services ....................                               13.5                                 13.5
  Mobile Services ...........................                                3.7                                  3.0
  Eliminations ..............................                               (1.1)                                (3.4)
                                                                         -------                              -------

TOTAL COST OF REVENUE .......................                               63.7                                 91.2
  Selling, general and administrative .......                               48.9                                 46.1
  Depreciation and amortization .............                               41.4                                 30.0
  Impairment charge .........................                               31.3                                   --
  Equity in (earnings)/losses of ventures ...                               (8.2)                                (4.4)
  Interest income ...........................                               (3.1)                                (1.6)
  Interest expense ..........................                                2.4                                  2.2
  Foreign currency loss .....................                                0.6                                  1.2
  Provision for income taxes ................                            $   1.9                              $   4.6

                                                                FINANCIAL REVIEW


COST OF REVENUE
--------------------------------------------------------------------------------

Our cost of revenue increased by 43% to $91.2 million for the year ended December 31, 2002 from $63.7 million for the year ended December 31, 2001.

CLEC Services. Cost of revenue from CLEC Services increased to $41.3 million, or 45% of revenue, for the year ended December 31, 2002 from $17.4 million, or 39% of revenue, for the year ended December 31, 2001.

The CLEC Services division of TeleRoss' cost of revenue increased by 25% to $10.6 million, or 35% of revenue, for the year ended December 31, 2002 from $8.5 million, or 31% of revenue, for the year ended December 31, 2001. The increase as a percentage of revenue resulted from settlements to other operators not decreasing in line with the pricing concessions to customers.

The CLEC Services division of Golden Telecom BTS cost of revenue decreased by 28% to $6.1 million, or 46% of revenue, for the year ended December 31, 2002 and was $8.5 million, or 52% of revenue, for the year ended December 31, 2001. Cost of revenue decreased as a percentage of revenue due to the suspension of certain lower margin incoming traffic.

For ADS, acquired in September 2001, cost of revenue from CLEC Services was $2.6 million and $0.4 million for the year ended December 31, 2002 and 2001, respectively.

The acquisition of the remaining 50% ownership interest in Sovintel was completed in the third quarter of 2002. We began consolidating Sovintel into our results of operations from September 17, 2002. As a result of consolidating Sovintel, cost of revenue from CLEC Services increased by $20.2 million for the year ended December 31, 2002.

Sovintel's cost of revenue increased by 28% to $81.9 million, or 55% of revenue, for the year ended December 31, 2002 from $63.9 million, or 55% of revenue, for the year ended December 31, 2001. The increase in cost of revenue of 28% is primarily a result of increases in operator settlements as a result of increases in traffic related revenue.

Data and Internet Services. Cost of revenue from Data and Internet Services increased by 22% to $36.8 million, or 47% of revenue, for the year ended December 31, 2002 from $30.2 million, or 48% of revenue, for the year ended December 31, 2001. The decrease as a percentage of revenue was mainly due to the operational improvements in terms of efficient use of available network resources.

Long Distance Services. Cost of revenue from Long Distance Services remained unchanged at $13.5 million, or 72% of revenue, for the year ended December 31, 2002 and was 73% of revenue, for the year ended December 31, 2001. The improvement in cost of revenue as a percentage of revenue is partly due to an increase in end-users in the long distance traffic mix and the decrease in lower margin equipment sales partly offset by additional satellite transponder costs and higher settlement costs to other operators.

Mobile Services. Cost of revenue from Mobile Services decreased by 19% to $3.0 million, or 23% of revenue, for the year ended December 31, 2002 from $3.7 million, or 26% of revenue, for the year ended December 31, 2001. The cost of revenue decreased as a percentage of revenue, mainly as a result of cost controls and a change in the revenue mix from handset sales to traffic revenue.

SELLING, GENERAL AND ADMINISTRATIVE
--------------------------------------------------------------------------------

Our selling, general and administrative expenses decreased by 6% to $46.1 million, or 23% of revenue, for the year ended December 31, 2002 from $48.9 million, or 35% of revenue, for the year ended December 31, 2001. This decrease in selling, general and administrative expenses was mainly due to reductions in employee related costs, advertising, and other selling, general and administrative expenses partially offset by increase in revenue related taxes. The acquisition of the remaining 50% of Sovintel and subsequent consolidation contributed $5.1 million for the year ended December 31, 2002 to selling, general and administrative expenses.

GTI ANNUAL REPORT 2002


Sovintel's selling, general and administrative expenses increased by 31% to $17.0 million, or 11% of revenue for the year ended December 31, 2002 from $13.0 million, or 11% of revenue for the year ended December 31, 2001. The increase was largely due to a increases in employee related costs, increases in revenue related taxes, and increases in sales and marketing expenses.


DEPRECIATION AND AMORTIZATION
--------------------------------------------------------------------------------

Our depreciation and amortization expenses decreased by 28% to $30.0 million for the year ended December 31, 2002 from $41.4 million for the year ended December 31, 2001. The decrease is in part due to the adoption of SFAS No 142 which requires that goodwill no longer be amortized effective from January 1, 2002 and which reduced our amortization expense by approximately $11.8 million for the year ended December 31, 2002 and also as a result of the impairment charges recorded in the fourth quarter of 2001, which in turn reduced the level of depreciation and amortization recorded for the year ended December 31, 2002 by $7.2 million. These reductions were, in part, offset by depreciation on continuing capital expenditures of the consolidated entities. The acquisition of the remaining 50% of Sovintel and subsequent consolidation of Sovintel as of September 17, 2002 into our results of operations contributed $3.9 million for the year ended December 31, 2002 to depreciation and amortization.


IMPAIRMENT CHARGE
--------------------------------------------------------------------------------

In the fourth quarter of 2001 we recorded impairment charges totaling $31.3 million covering two aspects of our business. Severely reduced expectations in demand for Internet advertising in Russia, as throughout western markets, had impacted the value of our Internet portal assets and as a result we recorded an impairment charge of $20.9 million. Operating difficulties had impacted our mobile business in Ukraine and as a result we recorded an impairment charge of $10.4 million. For further details of these charges, refer to Note 15 of the Notes to the Consolidated Financial Statements. No impairment charge was recorded for the year ended December 31, 2002.


EQUITY IN EARNINGS OF VENTURES
--------------------------------------------------------------------------------

The earnings after interest and tax charges from our investments in non-consolidated ventures were $4.4 million for the year ended December 31, 2002 down from earnings of $8.2 million for the year ended December 31, 2001. We recognized earnings at Sovintel of $9.6 million for the period from January 1 to September 16, 2002, which more than offset our recognized losses in MCT of $5.1 million. For the year ended December 31, 2001, our recognized earnings at Sovintel were $10.7 million, which more than offset our recognized losses in MCT.


INTEREST INCOME
--------------------------------------------------------------------------------

Our interest income was $1.6 million for the year ended December 31, 2002 down from $3.1 million for the year ended December 31, 2001. The decrease in interest income mainly reflects lower interest rates earned on our cash and cash equivalents.


INTEREST EXPENSE
--------------------------------------------------------------------------------

Our interest expense was $2.2 million for the year ended December 31, 2002 down from $2.4 million for the year ended December 31, 2001. Interest expense mainly reflects the effect of higher average balances of debt, including capital leases offset by lower interest rates. Debt, excluding capital lease obligations, at December 31, 2002 was $33.1 million, of this $30.0 million was added in December 2002, compared to $13.2 million at December 31, 2001.


FOREIGN CURRENCY LOSS
--------------------------------------------------------------------------------

Our foreign currency loss was $1.2 million for the year ended December 31, 2002, compared to a $0.6 million loss for the year ended December 31, 2001. The increase in foreign currency loss is due to a combination of movements in exchange rates and changes in the amount of net monetary assets that we have denominated in foreign currencies. The acquisition of the remaining 50% of Sovintel and subsequent consolidation of Sovintel

                                                                FINANCIAL REVIEW


from September 17, 2002 into our results of operations contributed $0.3 million for the year ended December 31, 2002 to foreign currency losses.


PROVISION FOR INCOME TAXES
--------------------------------------------------------------------------------

Our charge for income taxes was $4.6 million for the year ended December 31, 2002 compared to $1.9 million for the year ended December 31, 2001. The acquisition of the remaining 50% of Sovintel and subsequent consolidation of Sovintel from September 17, 2002 into our results of operations contributed $3.6 million for the year ended December 31, 2002 to income taxes. There were increased levels of taxable profits being incurred in our Russian and Ukrainian subsidiaries and a reduction in the income tax rates for the year ended December 31, 2002 as compared to the year ended December 31, 2001. There was a reduction of deferred tax asset valuation reserves of $2.8 million relating to tax loss carryforwards at TeleRoss and we recognized $0.8 million of current deferred tax assets at GTU.


CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE
--------------------------------------------------------------------------------

We adopted SFAS No. 142 "Accounting for Goodwill," effective from January 1, 2002. As a result, we recorded a cumulative effect of a change in accounting principle for negative goodwill (deferred credit) arising on our equity method investments in the amount of $1.0 million for the year ended December 31, 2002.


NET INCOME (LOSS) AND NET INCOME (LOSS) PER SHARE
--------------------------------------------------------------------------------

Our net income for the year ended December 31, 2002 was $29.8 million, compared to a net loss of $39.0 million for the year ended December 31, 2001.

Our net income per share of common stock increased to $1.24 for the year ended December 31, 2002, compared to a net loss per share of $1.65 for the year ended December 31, 2001. The increase in net income per share of common stock was due to the increase in net income and offset by an increase in the number of weighted average shares to 24,101,943 at December 31, 2002, compared to 23,604,914 at December 31, 2001.

Our net income per share of common stock on a fully diluted basis increased to $1.21 for the year ended December 31, 2002, compared to a net loss per common share of $1.65 in the year ended December 31, 2001. The increase in net income per share of common stock on a fully diluted basis was due to the increase in net income and offset by an increase in the number of weighted average shares assuming dilution to 24,516,803 in the year ended December 31, 2002, compared to 23,604,914 in the year ended December 31, 2001.


CONSOLIDATED FINANCIAL POSITION
--------------------------------------------------------------------------------

CONSOLIDATED FINANCIAL POSITION AT DECEMBER 31, 2002 COMPARED TO CONSOLIDATED FINANCIAL POSITION AT DECEMBER 31, 2001

On September 17, 2002, we completed the acquisition of the remaining 50% of Sovintel previously held by Rostelecom and began consolidating the results of operations and financial position of Sovintel. Significant fluctuations in certain balance sheet items as of December 31, 2002 as compared to December 31, 2001, were mainly due to the consolidation of Sovintel into our financial position. The most significant fluctuations of certain balance sheet items include accounts receivable, property and equipment, goodwill and intangible assets, investments in and advances to ventures, accounts payable and accrued expenses, deferred tax liabilities and shareholders' equity. Other significant changes in balance sheet items, excluding the effect of consolidating Sovintel are discussed below.


ALLOWANCE FOR DOUBTFUL ACCOUNTS
--------------------------------------------------------------------------------

In addition to the effect of the consolidation of Sovintel, our allowance for doubtful accounts increased from December 31, 2001 as compared to December 31, 2002 mainly due to provisions we made with respect to our preliminary estimate of exposure relating to the bankruptcy of KPNQwest.

GTI ANNUAL REPORT 2002


DEBT OBLIGATIONS
--------------------------------------------------------------------------------

Our debt position increased from December 31, 2001 as compared to December 31, 2002 mainly due to ROL Holdings drawing upon the Citibank Credit Facility in the fourth quarter of 2002 to retire $30.0 million of the $46.0 million non-interest bearing promissory note issued to Rostelecom in connection with the acquisition of the remaining 50% ownership interest in Sovintel previously held by Rostelecom offset by a repayment of the $6.3 million of debt to GTS and partial repayment of vendor financing to Motorola and Siemens.

MINORITY INTEREST
--------------------------------------------------------------------------------

The decrease in minority interest from December 31, 2001 as compared to December 31, 2002 primarily reflects our acquisition of the remaining 31% minority interest of Golden Telecom (Ukraine) in August 2002.


STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

In addition to the increase in shareholders' equity resulting from shares issued to acquire Sovintel, shareholders' equity also increased from December 31, 2001 to 2002 as a result of our net income of $29.8 million and proceeds of approximately $5.9 million received from the exercise of stock options.


CONSOLIDATED RESULTS. CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000


REVENUE
--------------------------------------------------------------------------------

Our revenue increased by 24% to $140.0 million for the year ended December 31, 2001 from $113.1 million for the year ended December 31, 2000. The breakdown of revenue by business group was as follows:

                                               CONSOLIDATED REVENUE FOR THE YEAR    CONSOLIDATED REVENUE FOR THE YEAR
                                                         ENDED DECEMBER 31, 2000              ENDED DECEMBER 31, 2001
                                              ----------------------------------   ----------------------------------
                                                                                                        (IN MILLIONS)
REVENUE
  CLEC Services ...........................                              $  42.0                               $ 45.1
  Data and Internet Services ..............                                 41.5                                 63.2
  Long Distance Services ..................                                 14.8                                 18.4
  Mobile Services .........................                                 17.5                                 14.4
  Eliminations ............................                                 (2.7)                                (1.1)
                                                                         -------                               ------
TOTAL REVENUE .............................                              $ 113.1                               $140.0

CLEC Services. Revenue from CLEC Services increased by 7% to $45.1 million for the year ended December 31, 2001 from $42.0 million for the year ended December 31, 2000.

The CLEC Services division of TeleRoss revenue increased by 9% to $27.8 million for the year ended December 31, 2001 from $25.5 million for the year ended December 31, 2000. This is mainly due to increases in monthly recurring and traffic revenue due to an increase in numbering capacity in active service. The CLEC Services division of Golden Telecom BTS revenue decreased by 2% to $16.2 million for the year ended December 31, 2001 from $16.5 million for the year ended December 31, 2000. The decrease in revenue was mainly due to a $1.6 million decrease in revenue in the fourth quarter of 2001, from the termination of incoming international traffic from other carriers, partially offset by increases in recurring revenues from an increased end user customer base.

                                                                FINANCIAL REVIEW


As a result of the acquisition of ADS in the third quarter of 2001, revenue from CLEC Services increased in 2001 by $1.1 million.

Sovintel's revenue increased by 23% to $115.7 million for the year ended December 31, 2001 from $93.9 million, for the year ended December 31, 2000. Increases in traffic volumes, particularly incoming traffic, more than offset reductions in tariffs. Also, increases in recurring fees, equipment sales and other service offerings contributed to the increase in revenue.

Data and Internet Services. Revenue from Data and Internet Services increased by 52% to $63.2 million for the year ended December 31, 2001 from $41.5 million for the year ended December 31, 2000. The increase is largely the result of increases in Internet revenue from both dial-up and dedicated Internet subscribers, increases in private line channel revenue, increases in Internet traffic and other Internet related revenues Dial-up Internet revenues increased by $4.0 million as a result of our acquisitions of Cityline and Uralrelcom in 2001. We acquired KIS in the second quarter of 2000.

Long Distance Services. Revenue from Long Distance Services increased by 24% to $18.4 million for the year ended December 31, 2001 from $14.8 million for the year ended December 31, 2000. Recurring fees and traffic revenues increased due to an expanding end-user customer base in Moscow and our acquisition of controlling interests in some of the TeleRoss regional ventures. Tariffs for end-user long distance traffic were mainly flat during 2001, with traffic increasing. These increases offset a decline in equipment sales.

Mobile Services. Revenue from Mobile Services decreased by 18% to $14.4 million for the year ended December 31, 2001 from $17.5 million for the year ended December 31, 2000. Despite an increase of approximately 9% in the number of active subscribers at Golden Telecom GSM, pricing competition in Ukraine has reduced average revenue per active subscriber by 29% to approximately $31 per month. Additionally, $0.9 million of the decrease was attributable to Vostok Mobile Novgorod no longer being consolidated in 2001 as a result of the MCT transaction.


EXPENSES
--------------------------------------------------------------------------------

The following table shows our principal expenses for the year ended December 31, 2001 and December 31, 2000:


                                              CONSOLIDATED EXPENSES FOR THE YEAR   CONSOLIDATED EXPENSES FOR THE YEAR
                                                         ENDED DECEMBER 31, 2000              ENDED DECEMBER 31, 2001
                                              ----------------------------------   ----------------------------------
                                                                                                        (IN MILLIONS)
COST OF REVENUE
  CLEC Services ............................                             $  15.4                              $  17.4
  Data and Internet Services ...............                                21.9                                 30.2
  Long Distance Services ...................                                12.3                                 13.5
  Mobile Services ..........................                                 4.1                                  3.7
  Eliminations .............................                                (2.7)                                (1.1)
                                                                         -------                              -------
TOTAL COST OF REVENUE ......................                                51.0                                 63.7
  Selling, general and administrative ......                                45.4                                 48.9
  Depreciation and amortization ............                                31.9                                 41.4
  Impairment charge ........................                                  --                                 31.3
  Equity in (earnings)/losses of ventures...                                 0.3                                 (8.2)
  Interest income ..........................                               (10.4)                                (3.1)
  Interest expense .........................                                 3.3                                  2.4
  Foreign currency loss ....................                                 0.4                                  0.6
  Provision for income taxes ...............                             $   1.0                              $   1.9

================================================================================

GTI ANNUAL REPORT 2002


COST OF REVENUE
--------------------------------------------------------------------------------

Our cost of revenue increased by 25% to $63.7 million for the year ended December 31, 2001 from $51.0 million for the year ended December 31, 2000.

CLEC Services. Cost of revenue from CLEC Services increased to $17.4 million, or 39% of revenue, for the year ended December 31, 2001 from $15.4 million, or 37% of revenue, for the year ended December 31, 2000.

The CLEC Services division of TeleRoss' cost of revenue increased by 13% to $8.5 million, or 31% of revenue, for the year ended December 31, 2001 from $7.5 million, or 29% of revenue, for the year ended December 31, 2000. The increase as a percentage of revenue resulted from settlements to other operators not decreasing in line with the pricing concessions to customers.

The CLEC Services division of Golden Telecom BTS cost of revenue increased by 8% to $8.5 million, or 52% of revenue, for the year ended December 31, 2001 and was $7.9 million, or 48% of revenue, for the year ended December 31, 2000. Cost of revenue increased as a percentage of revenue due to settlements to other operators not decreasing in line with pricing concessions to customers and a lower margin on the carrier traffic carried.

Sovintel's cost of revenue increased by 29% to $63.9 million for the year ended December 31, 2001 from $49.7 million for the year ended December 31, 2000. The increase to 55% from 53% of revenue was primarily the result of increases in lower margin traffic in the revenue mix.

Data and Internet Services. Cost of revenue from Data and Internet Services increased by 38% to $30.2 million, or 48% of revenue, for the year ended December 31, 2001 from $21.9 million, or 53% of revenue, for the year ended December 31, 2000. The decrease as a percentage of revenue was mainly due to the operational improvements in terms of reduced cost for fiber capacity and the integration of our Internet acquisitions.

Long Distance Services. Cost of revenue from Long Distance Services increased by 10% to $13.5 million, or 73% of revenue, for the year ended December 31, 2001 from $12.3 million, or 83% of revenue, for the year ended December 31, 2000. The improvement in cost of revenue as a percentage of revenue is partly due to an increase in end-users in the long distance traffic mix and the decrease in low margin equipment sales.

Mobile Services. Cost of revenue from Mobile Services decreased by 10% to $3.7 million, or 26% of revenue, for the year ended December 31, 2001 from $4.1 million, or 23% of revenue, for the year ended December 31, 2000. The cost of revenue increased as a percentage of revenue due to increased competition, which has in turn led to lower traffic and equipment margins.


SELLING, GENERAL AND ADMINISTRATIVE
--------------------------------------------------------------------------------

Our selling, general and administrative expenses increased by 8% to $48.9 million, or 35% of revenue, for the year ended December 31, 2001 from $45.4 million, or 40% of revenue, for the year ended December 31, 2000. There were increases in employee related costs, largely due to acquisitions and bad debt expense also increased, but the increases were partially offset by a reduction in revenue related taxes.

Sovintel's selling, general and administrative expenses decreased by 23% to $13.0 million, or 11% of revenue for the year ended December 31, 2001 from $16.8 million, or 18% of revenue for the year ended December 31, 2000. The decrease was largely due to a reduction in the rate of revenue related taxes incurred, also reductions in employee related costs and bad debt.


DEPRECIATION AND AMORTIZATION
--------------------------------------------------------------------------------

Our depreciation and amortization expenses increased by 30% to $41.4 million for the year ended December 31, 2001 from $31.9 million for the year ended December 31, 2000. This increase is due to the continuing capital expenditures of the consolidated entities and increased intangible assets and goodwill amortization due to acquisitions.

                                                                FINANCIAL REVIEW


IMPAIRMENT CHARGE
--------------------------------------------------------------------------------

In the fourth quarter of 2001 we recorded impairment charges totaling $31.3 million covering two aspects of our business. Severely reduced expectations in demand for Internet advertising in Russia, as throughout western markets, had impacted the value of our Internet portal assets and as a result we recorded an impairment charge of $20.9 million. Operating difficulties had impacted our mobile business in Ukraine and as a result we recorded an impairment charge of $10.4 million. For further details of these charges, refer to Note 15 of the Notes to the Consolidated Financial Statements.


EQUITY IN EARNINGS/LOSSES OF VENTURES
--------------------------------------------------------------------------------

The earnings after interest and tax charges from our investments in non-consolidated ventures were $8.2 million for the year ended December 31, 2001, and losses after interest and tax charges from our investment in non-consolidated ventures were $0.3 million for the year ended December 31, 2000. We recognized earnings at Sovintel of $10.7 million for the year ended December 31, 2001, which more than offset our recognized losses in MCT. In the year ended December 31, 2000, our recognized earnings at Sovintel were $5.1 million, which were more than offset by our recognized losses of $5.6 million from our Russian mobile ventures.


INTEREST INCOME
--------------------------------------------------------------------------------

Our interest income was $3.1 million for the year ended December 31, 2001 down from $10.4 million for the year ended December 31, 2000. The decrease in interest income mainly reflects the reduced balance of cash, cash equivalents and investments available for sale following the use of a significant part of the proceeds from our IPO for acquisitions and capital expenditure and the reduction in interest rates during 2001.


INTEREST EXPENSE
--------------------------------------------------------------------------------

Our interest expense was $2.4 million for the year ended December 31, 2001 down from $3.3 million for the year ended December 31, 2000. The decrease in interest expense reflects the reduced level of debt in the company.


FOREIGN CURRENCY LOSS
--------------------------------------------------------------------------------

Our foreign currency loss was $0.6 million for the year ended December 31, 2001, compared to a $0.4 million loss for the year ended December 31, 2000. The increased loss, in part reflects the increased devaluation of the ruble, as compared to the dollar, in the year ended December 31, 2001.


PROVISION FOR INCOME TAXES
--------------------------------------------------------------------------------

Our charge for income taxes was $1.9 million for the year ended December 31, 2001 compared to $1.0 million for the year ended December 31, 2000. The overall increase in the provision for income taxes was due to the increase in tax incurred at Golden Telecom Ukraine, as its brought-forward tax losses had been fully utilized, and the increasing profitability at TeleRoss operating company. TeleRoss operating company's provision for income taxes was reduced by a deferred tax benefit relating to loss carry-forwards that are expected to be utilized in 2002. Russia enacted a reduction in the tax rate effective January 1, 2002, from 35% to 24% There were no deferred tax liabilities impacted by this reduction.


NET LOSS AND NET LOSS PER SHARE
--------------------------------------------------------------------------------

Our net loss for the year ended December 31, 2001 was $39.0 million, compared to $10.3 million for the year ended December 31, 2000. The significant increase in our net loss was due to the impairment charge of $31.3 million, together with the other items discussed above.

Our net loss per share of common stock was $1.65 in the year ended December 31, 2001, compared to $0.43 in the year ended December 31, 2000. The increase in loss per share of common stock was due to the increase in net loss and a decrease in the number of weighted average shares to 23,604,914 in the year ended December 31, 2001, compared to 24,095,884 in the year ended December 31, 2000. The decrease in weighted average shares largely resulted from a buy-back of 2,272,727 shares of our common stock in July, 2001.

GTI ANNUAL REPORT 2002


INCOME TAXES
--------------------------------------------------------------------------------

Our effective rate of income tax differs from the US statutory rate due to the impact of the following factors (1) different income tax rates and regulations apply in the countries where we operate; (2) amortization of goodwill and certain acquired intangible assets is not deductible for income tax purposes; and (3) in the year ended December 31, 2001 we recorded a $31.3 million impairment charge that was not deductible for income tax purposes. We have not recorded a tax benefit in relation to our US net operating loss carry-forward amount as our taxable US income is largely comprised of interest income and dividends which we do not expect to continue over the longer term. Prior to 2001 we have not recognized a tax benefit in relation to the deferred tax assets of our Russian and Ukrainian entities due to uncertainty over the application and future development of the tax regimes in the two countries. However, in 2001 and 2002, as a result of our Russian and Ukrainian subsidiaries profitability for Russian and Ukrainian statutory purposes and reasonable certainty of future profits, we recorded deferred tax asset in the appropriate Russian and Ukrainian subsidiaries. In respect of the impairment charge, this created additional deferred tax assets, against which we recorded valuation allowances as a result of the uncertainties concerning future realization of the tax assets.


LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

Our cash, cash equivalents and investments available for sale were $59.6 million and $46.4 million as of December 31, 2002 and December 31, 2001, respectively. Of these amounts, our cash and cash equivalents were $59.6 million and $37.4 million as of December 31, 2002 and December 31, 2001, respectively. We have invested funds in money market instruments with an original maturity greater than three months which are classified as investments available for sale. At December 31, 2002 and 2001 our investments available for sale were none and $9.0 million, respectively.

Our total restricted cash was $1.5 million and $3.4 million as of December 31, 2002, and 2001, respectively. The restricted cash is maintained in connection with certain of our debt obligations as described below.

During the twelve months ended December 31, 2002, we had net cash inflows of $50.6 million from our operating activities. During the twelve months ended December 31, 2001, we had net cash inflows of $24.5 million from our operating activities. This increase in net cash inflows from operating activities at December 31, 2002 is mainly due to the achievement of net income, increased revenues, reduction of our operating expenses, and the consolidation of Sovintel into our results of operations and financial position from September 17, 2002. We used cash of $52.2 million and $12.6 million for investing activities for the twelve months ended December 31, 2002 and 2001, respectively, which were principally attributable to building our telecommunications networks and acquisitions. Network investing activities totaled $29.4 million for the twelve months ended December 31, 2002 and included capital expenditures principally attributable to building out our telecommunications network. Network investing activities totaled $27.9 million for the twelve months ended December 31, 2001 and included additional fiber optic capacity between Moscow and Stockholm, fiber optic capacity on major routes within Russia, and the GSM network build out in Odessa, Ukraine. We used cash of $51.2 million for the year ended December 31, 2002 for acquisitions principally attributable to acquiring the remaining 50% of Sovintel. For the year ended December 31, 2001, we used cash of $33.4 million of acquisitions, principally attributable to the acquisitions of Cityline, PTK and Uralrelcom. For the year ended December 31, 2002, we recovered funds from escrow of $3.0 million in association with our acquisition of PTK in June 2001. For the year ended December 31, 2001, we received net proceeds from investments available for sale of $45.4 million and for the year ended December 31, 2002, we received net proceeds from investments available for sale of $9.0 million.

We had working capital of $56.5 million as of December 31, 2002 and $36.0 million as of December 31, 2001. At December 31, 2002, we had total debt, excluding capital lease obligations, of approximately $33.1 million, of which $9.0 million were current maturities. At December 31, 2001, we had total debt, excluding capital lease obligations, of approximately

                                                                FINANCIAL REVIEW


$13.2 million, of which $9.9 million were current maturities. Total debt included amounts that were fully collateralized by restricted cash. At December 31, 2001 $6.3 million of our short-term debt was at fixed rates. At December 31, 2002 none of our debt was at fixed rates.

In the first quarter of 2000, we entered into a lease for the right to use fiber optic capacity, including facilities and maintenance, from Moscow to Stockholm. The lease has an initial term of ten years with an option to renew for an additional five years. The lease required full prepayments as the capacity increased from an STM-1 to an STM-4 to full capacity of STM-16. Full prepayments were made to the lessor in April 2000, August 2000 and February 2001. These prepayments have been offset against the lease obligation in the financial statements of the Company. We will continue to make payments for maintenance for the term of the lease.

In July 2001, we completed a buy-back of $25.0 million, or approximately 2.3 million shares, of our common stock at $11.00 per share, from a subsidiary of Global TeleSystems Inc. ("GTS"). After this sale, GTS continued to own approximately 0.6 million shares, or approximately 2.6 percent, of our outstanding common stock. To effect the buy-back, we acted as designated purchaser and exercised the options held by Alfa Group ("Alfa"), Capital International Global Emerging Markets Private Equity Fund L.P ("Capital"), and investment funds managed by Barings Vostok Capital Partners ("Baring Vostok") to acquire our common stock for $11.00 per share from GTS. Alfa, Capital, and Baring Vostok acquired these options in conjunction with their acquisition of $125.0 million in our common shares from GTS in May 2001. In October 2001, GTS sold the remaining approximately 0.6 million shares of our common stock and is no longer a stockholder in GTI. In the fourth quarter of 2002, we retired the approximately 2.3 million shares of common stock held as treasury shares.

In September 2001, we entered into a five year lease for the right to use up to VC-3 fiber optic capacity on major routes within Russia to support the increase in our interregional traffic and regional expansion strategy. In December 2001, we issued a $9.1 million loan to the company that provided the capital lease. The loan has payment terms of 56 months, starting in January 2002, and carries interest at the rate of 7 percent per annum.

Some of our operating companies have received debt financing through direct loans from affiliated companies. In addition, certain operating companies have borrowed funds under a back-to-back, seven-year credit facility for up to $22.7 million from a Russian subsidiary of Citibank. Under this facility, we provide full cash collateral, held in London, and recorded on our balance sheet as restricted cash, for onshore loans made by the bank to our Russian registered joint ventures. In a second, similar facility, we provide full cash collateral for a short term back-to-back, revolving, credit facility for up to $10.0 million from the same bank for two of our larger Russian operating companies. The funding level as of December 31, 2002 for all these facilities totaled $1.4 million, of which $0.6 million was funded to our consolidated subsidiaries and $0.8 million was funded to our non-consolidated entities.

In order for us to compete successfully, we may require substantial capital to continue to develop our networks and meet the funding requirements of our operations and ventures, including possible losses from operations. We may also require capital for our acquisition and business development initiatives. The net proceeds from our IPO and our private placement have been applied to these funding requirements. We also expect to fund these requirements through our cash flow from operations, proceeds from additional equity and debt offerings that we may conduct, and debt financing facilities.

In September 2002, TeleRoss LLC ("TeleRoss"), a wholly-owned Russian subsidiary, issued a three month $46.0 million non-interest bearing note payable to Rostelecom in partial settlement for the acquisition of the remaining 50% ownership interest in Sovintel previously held by Rostelecom. The note issued by TeleRoss was settled in full in December 2002.

In September 2002, ROL Holdings Limited ("ROLH"), a wholly-owned Cypriot subsidiary, entered into a secured $30.0 million credit facility with ZAO Citibank.

GTI ANNUAL REPORT 2002


ROLH drew upon the Citibank credit facility in the fourth quarter of 2002 and loaned the funds to TeleRoss to enable TeleRoss to retire $30.0 million of the $46.0 million non-interest bearing promissory note issued to Rostelecom in connection with the acquisition of the remaining 50% ownership interest in Sovintel previously held by Rostelecom. ROLH is required to make four quarterly payments of $7.5 million each plus accrued interest beginning in December 2003. The Citibank credit facility carries interest at a rate equal to the three month USD LIBOR plus 4.35%. At the drawdown of the Citibank Credit Facility, GTI and certain affiliates executed a number of agreements to secure repayment of the Citibank Credit Facility, including a payment guarantee from GTI and Sovintel, pledge of the 50% ownership interest in Sovintel the Company owned prior to the purchase of the remaining 50% ownership interest in Sovintel, pledge of a 58% ownership interest in TeleRoss, commitments of TeleRoss to route at least 90% of TeleRoss' cash flows via accounts at ZAO Citibank, commitments of Sovintel to route at least 60% of Sovintel's cash flows via accounts at ZAO Citibank, and assignment of accounts receivable by TeleRoss and Sovintel.

In the ordinary course of business, we may enter into arrangements with operators and vendors principally for access to telecommunication network and equipment. In September 2002, we entered into a purchase commitment for satellite transmission capacity. The agreement requires 60 monthly payments of $0.1 million each.

In the future, we may execute especially large or numerous acquisitions, which may require us to raise additional funds through a dilutive equity issuance, through additional borrowings with collateralization and through the divestment of non-core assets, or combinations of the above. In the case especially large or numerous acquisitions do not materialize, we expect our current sources of funding to finance our capital requirements for the next 12 to 18 months. The actual amount and timing of our future capital requirements may differ materially from our current estimates because of changes or fluctuations in our anticipated acquisitions, investments, revenue, operating costs and network expansion plans and access to alternative sources of financing on favorable terms. Further, in order for us to compete successfully, we may require substantial capital to continue to develop our networks and meet the funding requirements of our operations and ventures, including losses from operations. We will also require capital for other acquisition and business development initiatives. We expect to fund these requirements through our cash on hand, cash flow from operations, proceeds from additional equity and debt offerings that we may conduct, and debt financing facilities.

We may not be able to obtain additional financing on favorable terms. As a result, we may be subject to additional or more restrictive financial covenants, our interest obligations may increase significantly and our shareholders may be adversely diluted. Our failure to generate sufficient funds in the future, whether from operations or by raising additional debt or equity capital, may require us to delay or abandon some or all of our anticipated expenditures, to sell assets, or both, which could have a material adverse effect on our operations.

As part of our drive to increase our network capacity, reduce costs and improve the quality of our service, we have leased additional fiber optic and satellite-based network capacity, the terms of these leases are generally five years or more and can involve significant advance payments. As demand for our telecommunication services increases we expect to enter into additional capacity agreements and may make significant financial commitments, in addition to our existing commitments.

As of December 31, 2002, we had the following contractual obligations, including short- and long-term debt arrangements commitments for future payments under non-cancelable lease arrangements and purchase obligations:

                                                                FINANCIAL REVIEW


                                                              PAYMENTS DUE BY PERIOD
                                            ------------------------------------------------------------
                                                        LESS THAN      1 - 3        4 - 5        THERE
                                             TOTAL        1 YEAR       YEARS        YEARS        AFTER
                                            --------    ---------     --------     --------     --------
Short- and long-term debt .............     $ 33,099    $   8,988     $ 23,761     $    350           --
Capital lease obligations .............        8,756        2,388        6,368           --           --
Non-cancelable lease obligations ......        3,654        1,790        1,699          165           --
Purchase obligations ..................        8,392        3,082        4,256          844          210
                                            --------    ---------     --------     --------     --------
Total contractual cash obligations ....     $ 53,901    $  16,248     $ 36,084     $  1,359     $    210
                                            ========    =========     ========     ========     ========


QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK AND TREASURY AND CURRENCY EXPOSURE MANAGEMENT
--------------------------------------------------------------------------------

Our treasury function has managed our funding, liquidity and exposure to interest rate and foreign currency exchange rate risks. Our investment treasury operations are conducted within guidelines that have been established and authorized by our audit committee. In accordance with our policy, we do not enter into any treasury management transactions of a speculative nature.

The ruble and the hryvna are generally non-convertible outside Russia and Ukraine, respectively, so our ability to hedge against further devaluation by converting to other currencies is significantly limited. Further, our ability to convert rubles and hryvna into other currencies in Russia and Ukraine, respectively, is subject to rules that restrict the purposes for which conversion and the payment of foreign currencies are allowed.

Given that much of our operating costs are indexed to or denominated in US dollars, including employee compensation expense, capital expenditure and interest expense, we have taken specific steps to minimize our exposure to fluctuations in the appropriate foreign currency. Although local currency control regulations require us to collect virtually all of our revenue in local currency, certain ventures generally either price or invoice in US dollars or index their invoices and collections to the applicable dollar exchange rate. Customer contracts may include clauses allowing additional invoicing if the applicable exchange rate changes significantly between the invoice date and the date of payment, favorable terms for early or pre-payments and heavy penalty clauses for overdue payments. Maintaining the dollar value of our revenue subjects us to additional tax on exchange gains.

Although we are attempting to match revenue, costs, borrowing and repayments in terms of their respective currencies, we may experience economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations.

Our cash and cash equivalents are held largely in interest bearing accounts, in US Dollars, however we do have bank accounts denominated in Russian rubles and Ukrainian hryvna. Book value as at December 31, 2002 and 2001 approximates fair value.

Cash in excess of our immediate operating needs is invested in US money market instruments. In accordance with our investment policy, we maintain a diversified portfolio of low risk, fully liquid securities. Our investments available for sale were none and $9.0 million as of December 31, 2002 and 2001, respectively, stated at fair value.

We are exposed to market risk from changes in interest rates on our obligations and we also face exposure to adverse movements in foreign currency exchange rates. We have developed risk management policies that establish guidelines for managing foreign currency exchange rate risk and we also periodically evaluate the materiality of foreign currency exchange exposures and the financial instruments available to mitigate this exposure.

GTI ANNUAL REPORT 2002


The following table provides information (in thousands) about our cash equivalents, investments available for sale, convertible loan, and debt obligations that are sensitive to changes in interest rates.

                                                                                                        THERE    2002       2001
                                                 2003       2004       2005        2006        2007     AFTER    TOTAL      TOTAL
                                               --------   --------   --------    --------    --------   -----   --------   --------
Cash equivalents ............................  $ 59,625   $     --   $     --    $     --    $     --   $  --   $ 59,625   $ 37,404
Investments available for sale
  Variable rate .............................  $     --   $     --   $     --    $     --    $     --   $  --   $     --   $  8,976
  Average interest rate .....................        --         --         --          --          --      --         --       4.10%
Note receivable .............................  $  1,840   $  1,972   $  2,116    $  1,494    $     --   $  --   $  7,422   $  9,137
  Fixed rate ................................      7.00%      7.00%      7.00%       7.00%         --      --       7.00%      7.00%
Long-term debt, including current portion
  Fixed rate ................................  $     --   $     --   $     --    $     --    $     --   $  --   $     --   $  6,250
  Average interest rate .....................        --         --         --          --          --      --         --      14.00%
Long-term debt, including current portion
  Variable rate .............................  $  8,988   $ 23,561   $     --    $    200    $    350   $  --   $ 33,099   $  6,956
  Average interest rate .....................      5.88%      5.81%        --        3.03%       3.03%     --         --         --

The following table provides information about our financial instruments by local currency and where applicable, presents such information in US dollar equivalents (in thousands). The table summarizes information on instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations.

                                                                                                        THERE    2002       2001
                                                 2003       2004       2005        2006        2007     AFTER    TOTAL      TOTAL
                                               --------   --------   --------    --------    --------   -----   --------   --------
ASSETS
Current assets
Russian rubles .............................   $ 18,366   $     --   $     --    $     --    $     --   $  --   $ 18,366   $  7,849
  Average foreign currency exchange rate ...      31.78         --         --          --          --      --         --         --
Ukrainian hryvna ...........................   $  3,324   $     --   $     --    $     --    $     --   $  --   $  3,324   $  2,940
  Average foreign currency exchange rate ...       5.33         --         --          --          --      --         --         --
Kazakhstan Tenge ...........................   $     40   $     --   $     --    $     --    $     --   $  --   $     40   $     15
  Average foreign currency exchange rate ...     155.60         --         --          --          --      --         --         --

LIABILITIES
Current liabilities
Russian rubles .............................   $  7,927   $     --   $     --    $     --    $     --   $  --   $  7,927   $  2,577
  Average foreign currency exchange rate ...      31.78         --         --          --          --      --         --         --
Ukrainian hryvna ...........................   $    827   $     --   $     --    $     --    $     --   $  --   $    827   $    776
  Average foreign currency exchange rate ...       5.33         --         --          --          --      --         --         --
Long-term debt, including current portion
US dollars
Variable rate ..............................   $  8,988   $ 23,561   $     --    $    200    $    350   $  --   $ 33,099   $  6,956
  Average interest rate ....................       5.88%      5.81%        --        3.03%       3.03%     --         --         --
Fixed rate .................................   $     --   $     --   $     --    $     --    $     --   $  --   $     --   $  6,250
  Average interest rate ....................         --         --         --          --          --      --         --         --

Our interest income and expense are most sensitive to changes in the general level of U.S. interest rates. In this regard, changes in U.S interest rates affect the interest earned on our cash equivalents and short-term investments as well as interest paid on debt.

                                                                FINANCIAL REVIEW


SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
--------------------------------------------------------------------------------

Certain statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other parts of this document, including, without limitation, those concerning


(I)   future acquisitions and capital expenditures

(II)  projected traffic volumes and other growth indicators;

(III) anticipated revenues and expenses;

(IV) the Company's competitive environment and our stated intention to be the largest independent communications operator in the markets where we offer our services;

(V)   the future performance of consolidated and equity method investments;

(VI)  our ability to successfully merge TeleRoss and Sovintel;

(VII) the political, regulatory and financial situation in the markets in which we operate, are forward-looking and concern the Company's projected operations, economic performance and financial condition.

These forward-looking statements are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. It is important to note that such statements involve risks and uncertainties and that actual results may differ materially from those expressed or implied by such forward-looking statements. Among the key factors that have a direct bearing on the Company's results of operations, economic performance and financial condition are the commercial and execution risks associated with implementing the Company's business plan, our ability to successfully merge Sovintel and TeleRoss, the political, economic and legal environment in the markets in which the Company operates, increasing competitiveness in the telecommunications and Internet-related businesses that may limit growth opportunities, and increased and intense downward price pressures on some of the services that we offer. These and other factors are discussed herein under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Report.

Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements are contained in Form 10-K for the year ended December 31, 2002 filed with the US Securities & Exchange Commission.

In addition, any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result," "are expected to," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Report and investors, therefore, should not place undue reliance on any such forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors may emerge from time to time, and it is not possible for management to predict all of such factors. Further, management cannot assess the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

GTI ANNUAL REPORT 2002


REPORT OF MANAGEMENT
--------------------------------------------------------------------------------

Management is responsible for the preparation of Golden Telecom, Inc.'s consolidated financial statements and all related information appearing in this Annual Report. The consolidated financial statements and notes have been prepared in conformity with accounting principles generally accepted in the United States of America and include certain amounts that are based estimates based upon currently available information and management's judgment of current conditions and circumstances.

To provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that accounting records are reliable for preparing financial statements, management maintains a system of accounting and other controls. Even an effective internal control system, no matter how well designed, has inherent limitations, including the possibility the possible of circumvention or overriding of controls, and therefore can provide only reasonable assurance with respect to financial statement presentation. The system of accounting and other controls is improved and modified in response to change in business conditions and operations and recommendations made by the independent auditors.

The Audit Committee of the Board of Directors, which is comprised of directors who are not employees, meets periodically with management and independent auditors to review the manner in which these groups are performing their responsibilities and to carry out the Audit Committee's oversight role with respect to auditing, internal controls and financial reporting matters. The independent auditors periodically meet privately with the Audit Committee and have access to its individual members.

Golden Telecom, Inc. engaged Ernst & Young (CIS) Limited, independent auditors, to audit the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America, which include consideration of the internal control structure. Their report is on the following page.

/s/ A. VINOGRADOV

A. VINOGRADOV
CHIEF EXECUTIVE OFFICER


/s/ D. STEWART

D. STEWART
CHIEF FINANCIAL OFFICER

                                                                FINANCIAL REVIEW


AUDITED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------


THE BOARD OF DIRECTORS AND SHAREHOLDERS GOLDEN TELECOM, INC.

We have audited the accompanying consolidated balance sheets of Golden Telecom, Inc. as of December 31, 2001 and 2002, and the related consolidated statements of operations, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Telecom, Inc. at December 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2002 the Company changed its method of accounting for goodwill.


/s/ ERNST & YOUNG (CIS) LIMITED

ERNST & YOUNG (CIS) LIMITED

MOSCOW, RUSSIA

MARCH 6, 2003

GTI ANNUAL REPORT 2002


CONSOLIDATED BALANCE SHEETS (IN THOUSANDS OF US$, EXCEPT SHARE DATA)

                                                                                           DECEMBER 31,
                                                                                       -------------------
                                                                                         2001       2002
                                                                                       --------   --------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents ........................................................   $ 37,404   $ 59,625
  Investments available for sale ...................................................      8,976         --
  Accounts receivable, net of allowance for doubtful accounts of
  $3,800 and $8,686 at December 31, 2001 and 2002, respectively ....................     21,875     46,224
Prepaid expenses ...................................................................      6,356      7,811
Deferred tax asset .................................................................      1,586      3,681
Other current assets ...............................................................      8,538     10,113
                                                                                       --------   --------
TOTAL CURRENT ASSETS ...............................................................     84,735    127,454
Property and equipment:
  Telecommunications equipment .....................................................     96,337    192,638
  Telecommunications network held under capital leases .............................     23,500     23,500
  Furniture, fixtures and equipment ................................................     11,844     17,477
  Other property ...................................................................      6,502      9,977
  Construction in progress .........................................................      9,670     22,070
                                                                                       --------   --------
                                                                                        147,853    265,662
  Accumulated depreciation .........................................................     49,263     99,541
                                                                                       --------   --------

  Net property and equipment .......................................................     98,590    166,121
Investments in and advances to ventures ............................................     45,981        721
Goodwill and intangible assets:
  Goodwill, net of accumulated amortization of $51,213 as of December 31, 2001 .....     18,723     71,703
  Telecommunications service contracts, net of accumulated amortization
  of $3,475 as of December 31, 2001 and $6,775 as of December 31, 2002 .............     26,481     41,247
  Contract-based customer relationships, net of accumulated amortization
  of $216 as of December 31, 2001 and $811 as of December 31, 2002 .................      3,651      7,511
  Licenses, net of accumulated amortization
  of $839 as of December 31, 2001 and $1,249 as of December 31, 2002 ...............      2,015      1,918
  Other Intangible assets, net of accumulated amortization
  of $3,084 as of December 31, 2001 and $5,583 as of December 31, 2002 .............      6,276      5,289
                                                                                       --------   --------
  Net goodwill and intangible assets ...............................................     57,146    127,668
Restricted cash .............................................................,,.....      3,369      1,515
Other non-current assets ...........................................................     10,563     12,331
                                                                                       --------   --------
TOTAL ASSETS .......................................................................   $300,384   $435,810
                                                                                       ========   ========



The accompanying notes are an integral part of these financial statements.

                                                                FINANCIAL REVIEW


CONSOLIDATED BALANCE SHEETS (IN THOUSANDS OF US$, EXCEPT SHARE DATA)

                                                                                   DECEMBER 31,
                                                                             ------------------------
                                                                                2001          2002
                                                                             ----------    ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses ..................................   $   27,327    $   48,268
  Debt maturing within one year ..........................................        9,869         8,988
  Current capital lease obligation .......................................        1,618         1,775
  Deferred revenue .......................................................        2,554         3,970
  Due to affiliates and related parties ..................................          180         1,999
  Other current liabilities ..............................................        7,177         5,980
                                                                             ----------    ----------
TOTAL CURRENT LIABILITIES ................................................       48,725        70,980

  Long-term debt, less current portion ...................................        3,337        24,111
  Long-term deferred tax liability .......................................        6,294        12,406
  Long-term deferred revenue .............................................        3,274         7,334
  Long-term capital lease obligations ....................................        7,396         5,621
  Other non-current liabilities ..........................................        4,547         5,713
                                                                             ----------    ----------
TOTAL LIABILITIES ........................................................       73,573       126,165

COMMITMENTS AND CONTINGENCIES
  Minority interest ......................................................        5,967         2,187

SHAREHOLDERS' EQUITY
  Preferred stock, $0.01 par value (10,000,000 shares authorized;
  none issued and outstanding at December 31, 2001 and 2002) .............           --            --
  Common stock, $0.01 par value (100,000,000 shares authorized;
  24,790,098 shares issued and 22,517,371 shares outstanding at
  December 31, 2001 and 27,021,415 shares issued and outstanding
  at December 31, 2002) ..................................................          248           270
  Treasury stock, at cost (2,272,727 shares as of December 31, 2001) .....      (25,000)           --
  Additional paid-in capital .............................................      414,407       446,215
  Accumulated deficit ....................................................     (168,811)     (139,027)
                                                                             ----------    ----------
TOTAL SHAREHOLDERS' EQUITY ...............................................      220,844       307,458
                                                                             ----------    ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...............................   $  300,384    $  435,810
                                                                             ==========    ==========



The accompanying notes are an integral part of these financial statements.

GTI ANNUAL REPORT 2002


CONSOLIDATED STATEMENTS OF OPERATIONS (IN THOUSANDS OF US$, EXCEPT PER SHARE
DATA)

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                  --------------------------------------
                                                                                     2000          2001          2002
                                                                                  ----------    ----------    ----------
REVENUE:
Telecommunication services ....................................................   $  102,492    $  128,407    $  189,680
Revenue from affiliates and related parties ...................................       10,597        11,631         9,047
                                                                                  ----------    ----------    ----------
TOTAL REVENUE .................................................................      113,089       140,038       198,727

OPERATING COSTS AND EXPENSES:
  Access and network services (excluding depreciation and amortization) .......       50,954        63,685        91,189
  Selling, general and administrative (excluding depreciation
    and amortization) .........................................................       45,420        48,935        46,147
  Depreciation and amortization ...............................................       31,851        41,398        29,961
  Impairment charge ...........................................................           --        31,291            --
                                                                                  ----------    ----------    ----------
TOTAL OPERATING EXPENSES ......................................................      128,225       185,309       167,297

INCOME (LOSS) FROM OPERATIONS .................................................      (15,136)      (45,271)       31,430
                                                                                  ----------    ----------    ----------

OTHER INCOME (EXPENSE):
  Equity in earnings (losses) of ventures .....................................         (285)        8,155         4,375
  Interest income .............................................................       10,445         3,161         1,569
  Interest expense ............................................................       (3,319)       (2,384)       (2,236)
  Foreign currency losses .....................................................         (390)         (647)       (1,174)
  Minority interest ...........................................................         (431)         (117)         (527)
  Other non-operating expense .................................................         (148)           --            --
                                                                                  ----------    ----------    ----------
TOTAL OTHER INCOME (EXPENSES) .................................................        5,872         8,168         2,007
                                                                                  ----------    ----------    ----------
Net income (loss) before income taxes .........................................       (9,264)      (37,103)       33,437
Income taxes ..................................................................          990         1,902         4,627
                                                                                  ----------    ----------    ----------
Net income (loss) before cumulative effect of change in accounting principle ..      (10,254)      (39,005)       28,810

Cumulative effect of change in accounting principle ...........................           --            --           974
                                                                                  ----------    ----------    ----------
NET INCOME (LOSS) .............................................................   $  (10,254)   $  (39,005)   $   29,784
                                                                                  ==========    ==========    ==========
Basic earnings (loss) per share of common stock:
  Income (loss) before cumulative effect of a change in accounting principle ..        (0.43)        (1.65)         1.20
  Cumulative effect of a change in accounting principle .......................           --            --          0.04
                                                                                  ----------    ----------    ----------
  Net income (loss) per share - basic .........................................   $    (0.43)   $    (1.65)   $     1.24
                                                                                  ==========    ==========    ==========
  Weighted average common shares outstanding - basic ..........................       24,096        23,605        24,102
                                                                                  ==========    ==========    ==========
Diluted earnings (loss) per share of common stock:
  Income (loss) before cumulative effect of a change in accounting principle ..        (0.43)        (1.65)         1.17
  Cumulative effect of a change in accounting principle .......................           --            --          0.04
                                                                                  ----------    ----------    ----------
  Net income (loss) per share - diluted .......................................   $    (0.43)   $    (1.65)   $     1.21
                                                                                  ==========    ==========    ==========
Weighted average common shares outstanding - diluted ..........................       24,096        23,605        24,517
                                                                                  ==========    ==========    ==========



The accompanying notes are an integral part of these financial statements.

                                                                FINANCIAL REVIEW


CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS OF US$)

                                                                            YEAR ENDED DECEMBER 31,
                                                                    --------------------------------------
                                                                       2000          2001          2002
                                                                    ----------    ----------    ----------
OPERATING ACTIVITIES
  Net income (loss) .............................................   $  (10,254)   $  (39,005)   $   29,784
Adjustments to Reconcile Net Loss to Net Cash Provided by
  Operating Activities:
  Depreciation ..................................................       15,133        18,685        23,560
  Amortization ..................................................       16,718        22,713         6,401
  Equity in (earnings) losses of ventures .......................          285        (8,155)       (4,375)
  Impairment charge .............................................           --        31,291            --
  Minority interest .............................................          431           117           527
  Foreign currency losses .......................................          390           647         1,174
  Deferred tax benefit ..........................................           --        (1,656)       (4,213)
  Other .........................................................        1,169         1,274          (196)
  Changes in assets and liabilities:
  Accounts receivable ...........................................       (8,558)          905        (3,358)
  Accounts payable and accrued expenses .........................        5,945        (1,390)         (240)
  Other assets and liabilities ..................................       (3,145)         (968)        1,582
                                                                    ----------    ----------    ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES .......................       18,114        24,458        50,646
INVESTING ACTIVITIES
  Purchases of property and equipment and intangible assets .....      (37,115)      (27,859)      (29,431)
  Acquisitions, net of cash acquired ............................      (24,309)      (33,448)      (51,214)
  Loan received from equity investee ............................           --            --         9,973
  Cash received from escrow account .............................           --            --         3,000
  Restricted cash ...............................................        4,448          (850)        1,884
  Purchase of investments available for sale ....................      (53,080)       (8,965)       (2,000)
  Proceeds from investments available for sale ..................           --        54,344        10,976
  Convertible loan to affiliated company ........................       (9,000)        9,000            --
  Dividend received from affiliated company .....................        1,910         1,924         1,955
  Loans made ....................................................           --        (9,137)           --
  Other investing ...............................................        5,776         2,359         2,688
                                                                    ----------    ----------    ----------
NET CASH USED IN INVESTING ACTIVITIES ...........................     (111,370)      (12,632)      (52,169)
FINANCING ACTIVITIES
  Proceeds from debt ............................................       22,900         3,300        30,000
  Repayments of debt ............................................      (31,540)      (10,003)      (10,107)
  Purchase of treasury stock ....................................           --       (25,000)           --
  Net proceeds from exercise of employee stock options ..........           --           382         5,904
  Net proceeds from shareholder .................................           32            --            --
  Other financing ...............................................       (2,815)         (761)       (1,618)
                                                                    ----------    ----------    ----------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITES ..............      (11,423)      (32,082)       24,179
Effect of exchange rate changes on cash and cash equivalents ....         (154)         (229)         (435)
                                                                    ----------    ----------    ----------
Net increase (decrease) in cash and cash equivalents ............     (104,833)      (20,485)       22,221
Cash and cash equivalents at beginning of period ................      162,722        57,889        37,404
                                                                    ----------    ----------    ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD ......................   $   57,889    $   37,404    $   59,625



The accompanying notes are an integral part of these financial statements.

GTI ANNUAL REPORT 2002


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE
YEARS ENDED DECEMBER 31, 2000, 2001, AND 2002 (IN THOUSANDS OF US$)

                                             COMMON STOCK        TREASURY STOCK      ADDITIONAL                       TOTAL
                                           ----------------    ------------------     PAID-IN      ACCUMULATED    SHAREHOLDERS'
                                           SHARES    AMOUNT    SHARES     AMOUNT      CAPITAL        DEFICIT          EQUITY
                                           ------    ------    ------    --------    ----------    -----------    -------------
Balance at December 31, 1999 ...........   24,050    $  241        --    $     --    $  407,863    $  (119,552)   $     288,552
Compensatory restricted stock
  grants ...............................       --        --        --          --           852             --              852
Acquisition of GTS-Ukrainian
TeleSystems, LLC .......................       30        --        --          --           360             --              360
Acquisition of Agama Limited ...........      400         4        --          --         3,795             --            3,799
Adjustment of shareholder
  contribution .........................       --        --        --          --          (116)            --             (116)
Net loss ...............................       --        --        --          --            --        (10,254)         (10,254)
                                           ------    ------    ------    --------    ----------    -----------    -------------
Balance at December 31, 2000 ...........   24,480    $  245        --          --    $  412,754       (129,806)   $     283,193
Compensatory restricted stock grants ...       --        --        --          --           636             --              636
Compensatory common stock option
  grants ...............................       --        --        --          --           453             --              453
Issuance of common stock in relation
to restricted stock grants .............      142         2        --          --            (2)            --               --
Exercise of stock options ..............       43        --        --          --           517             --              517
Exercise of common stock warrants ......      125         1        --          --            (1)            --               --
Purchase of treasury shares ............       --        --    (2,273)    (25,000)           --             --          (25,000)
Other equity transactions ..............       --        --        --          --            50             --               50
Net loss ...............................       --        --        --          --            --        (39,005)         (39,005)
                                           ------    ------    ------    --------    ----------    -----------    -------------
Balance at December 31, 2001 ...........   24,790    $  248    (2,273)   $(25,000)   $  414,407    $  (168,811)   $     220,844
Compensatory common stock grants .......       --        --        --          --           340             --              340
Exercise of stock options ..............      480         5        --          --         5,822             --            5,827
Retirement of treasury shares ..........   (2,273)      (23)    2,273      25,000       (24,977)            --               --
Acquisition of EDN Sovintel LLC ........    4,024        40        --          --        50,623             --           50,663
Net income .............................       --        --        --          --            --         29,784           29,784
                                           ------    ------    ------    --------    ----------    -----------    -------------
Balance at December 31, 2002 ...........   27,021    $  270        --          --    $  446,215    $  (139,027)   $     307,458



The accompanying notes are an integral part of these financial statements.

                                                                FINANCIAL REVIEW


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1: NATURE OF BUSINESS OPERATIONS


Golden Telecom, Inc. ("GTI", "Golden Telecom" or the "Company") is a provider of a broad range of telecommunication services to businesses, other telecommunications service providers and consumers. The Company provides these services through its operation of voice, Internet and data networks, international gateways, local access and various value-added services in the Commonwealth of Independent States ("CIS"), primarily in Russia, and through its fixed line and mobile operation in Ukraine. Golden Telecom was incorporated in Delaware on June 10, 1999 for the purpose of acting as a holding company for Global TeleSystems, Inc.'s ("GTS") operating entities within the CIS and supporting non-CIS holding companies (the "CIS Entities"). On September 29, 1999, GTS transferred its ownership rights in the CIS Entities to the Company in anticipation of the Company's initial public offering which closed on October 5, 1999.

The CIS Entities were subsidiaries of GTS prior to the transfer of ownership rights of the CIS Entities to the Company, and after the IPO, GTS retained an approximately 67% interest in the Company. On May 11, 2001, GTS completed the sale of approximately 12.2 million shares, or approximately 50%, of GTI's common stock to a group of investors led by Alfa Group, a leading Russia-based financial and industrial concern ("Alfa"), and two of the Company's previously existing major shareholders, Capital International Global Emerging Markets Private Equity Fund L.P. ("Capital") and investment funds managed by Barings Vostok Capital Partners ("Baring Vostok").


NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

PRINCIPLES OF CONSOLIDATION
--------------------------------------------------------------------------------

Wholly owned subsidiaries and majority owned ventures where the Company has operating and financial control are consolidated. Those ventures where the Company exercises significant influence, but does not exercise operating and financial control are accounted for by the equity method. The Company had certain majority-owned ventures that were accounted for by the equity method as a result of minority shareholders possessing substantive participating rights that prevented the Company from obtaining control of the ventures, but these ventures were acquired by MCT Corp. ("MCT") in December 2000. All significant inter-company accounts and transactions are eliminated upon consolidation.

The Company recognizes profits and losses in accordance with its underlying ownership percentage or allocation percentage as specified in the agreements with its partners; however, the Company recognizes 100% of the losses in ventures and majority owned subsidiaries where the Company bears all of the financial risk. When such ventures and subsidiaries become profitable, the Company recognizes 100% of the profits until such time as the excess losses previously recognized have been recovered. The results of operations of the abandoned cellular ventures are excluded from GTI's results of operations from August 31, 1999, the date of abandonment, through to disposition in December 2000.

Results of subsidiaries acquired and accounted for by the purchase method have been included in operations from the relevant date of acquisition.

GTI ANNUAL REPORT 2002


FOREIGN CURRENCY TRANSLATION
--------------------------------------------------------------------------------

The Company's functional currency is the US dollar because the majority of its revenues, costs, property and equipment purchased, and debt and trade liabilities are either priced, incurred, payable or otherwise measured in US dollars. Each of the legal entities domiciled in the CIS maintains its records and prepares its financial statements in the local currency (principally either Russian rubles or Ukrainian hryvna) in accordance with the requirements of domestic accounting and tax legislation. The accompanying financial statements differ from the financial statements used for statutory purposes in the CIS and other non-US jurisdictions in that they reflect certain adjustments, recorded on the entities' books, which are appropriate to present the financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The principal adjustments are related to revenue recognition, foreign currency translation, deferred taxation, consolidation, and depreciation and valuation of property and equipment and intangible assets.

The Company follows a translation policy in accordance with Statement of Financial Accounting Standard ("SFAS") No 52, "Foreign Currency Translation," (as amended by SFAS No 130, "Reporting Comprehensive Income"). The temporal method for translating assets and liabilities is used for translation of the Company's legal entities domiciled in the CIS and other non-US jurisdictions. Accordingly, monetary assets and liabilities are translated at current exchange rates while non-monetary assets and liabilities are translated at their historical rates. Income and expense accounts are translated at average monthly rates of exchange. The resultant translation adjustments are included in the operations of the subsidiaries and ventures Generally, the ruble is not convertible outside of Russia. The official exchange rate which is established by the Central Bank of Russia is a reasonable approximation of market rate. The official exchange rates which are used for translation in the accompanying financial statements were 30.14 and 31.78 rubles per US dollar as of December 31, 2001 and 2002, respectively.

All foreign currency gains and losses recognized in the operations of consolidated subsidiaries are included in the Company's statement of operations as "foreign currency losses." The Company's proportionate share of all foreign currency gains and losses recognized in the operations of ventures accounted for by the equity method of accounting are recognized in the Company's statement of operations as "equity in earnings of ventures".

The translation of local currency denominated assets and liabilities into US dollars for the purpose of these financial statements does not indicate that the Company could realize or settle in US dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported US dollar value of capital to its shareholders.


CASH AND CASH EQUIVALENTS AND RESTRICTED CASH
--------------------------------------------------------------------------------

The Company classifies cash on hand and deposits in banks, including commercial paper, money market accounts, and any other investments with an original maturity of three months or less from the date of purchase, that the Company may hold from time to time, as cash and cash equivalents. Restricted cash is primarily related to cash held in escrow at a financial institution for the collateralization of debt obligations that certain of the Company's consolidated subsidiaries and equity ventures have borrowed from such financial institution.


INVESTMENTS AVAILABLE FOR SALE
--------------------------------------------------------------------------------

The Company classifies its investments in debt securities, which do not qualify as cash equivalents due to their extended maturities, as investments available for sale. Investments available for sale consisted of money market instruments such as certificates of deposit and commercial paper, and the contractual maturity of the entire balance was less than one year at December 31, 2001. Investments available for sale are stated at fair value which approximates cost plus accrued interest income. Accordingly, there are no unrecognized gains or losses as of December 31, 2001 and 2002.

                                                                FINANCIAL REVIEW


ACCOUNTS RECEIVABLE, NET
--------------------------------------------------------------------------------

Accounts receivable are shown at their net realizable value which approximates their fair value.


INVENTORIES
--------------------------------------------------------------------------------

Inventories, which are classified as other current assets, are stated at the lower of cost or market. Cost is computed on either a specific identification basis or a weighted average basis.


PROPERTY AND EQUIPMENT
--------------------------------------------------------------------------------

Property and equipment is stated at cost. Depreciation is calculated on a straight-line basis over the lesser of the estimated lives, ranging from five to ten years for telecommunications equipment and three to five years for furniture, fixtures and equipment and other property, or their contractual term. Construction in process reflects amounts incurred for the configuration and build-out of telecommunications equipment not yet placed into service. Maintenance and repairs are charged to expense as incurred. The Company has included in property and equipment, capitalized leases in the amount of $23.5 million at December 31, 2001 and 2002, with associated accumulated depreciation of $2.6 million and $5.9 million as of December 31, 2001 and 2002, respectively. Amortization of assets recorded under capital leases is included with depreciation expense for the year ended December 31, 2001 and 2002.


GOODWILL AND INTANGIBLE ASSETS
--------------------------------------------------------------------------------

Goodwill represents the excess of acquisition costs over the fair value of the net assets of acquired businesses, and was amortized on a straight-line basis over its estimated useful life, five years until December 31, 2001. Intangible assets, which are stated at cost, consists principally telecommunications service contracts, licenses, software and content are amortized on a straight-line basis over the lesser of their estimated useful lives, generally five to seven years, or their contractual term. In accordance with Accounting Principles Board ("APB") Opinion No 17, "Intangible Assets" and SFAS No. 142 "Goodwill and Other Intangible Assets", the Company continues to evaluate the amortization period to determine whether events or circumstances warrant revised amortization periods. Additionally, the Company considers whether the carrying value of such assets should be reduced based on the future benefits of its intangible assets.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with SFAS No. 142 Other intangible assets continue to be amortized over their useful lives. Impairment losses that arise due to the initial application of this standard are reported as a cumulative effect of a change in accounting principle. The Company has adopted SFAS No. 141, "Business Combinations" which was effective for business combinations consummated after June 30, 2001. The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002 and discontinued amortization of goodwill as of such date.

The Company completed the transitional impairment test for existing goodwill as of January 1, 2002 during the second quarter of 2002. Based on comparison of the carrying amounts of the Company's reporting units with the fair values of the reporting units, the Company determined that no goodwill was impaired as of that date. Fair values of the reporting units were established using the discounted cash flow method.

Upon the adoption of SFAS No. 142, the Company recorded a cumulative effect of a change in accounting principle for negative goodwill (deferred credit) arising on the Company's equity method investments in the amount of $1.0 million. The impact of non-amortization of goodwill on the Company's net income for the twelve months ended December 31, 2002 was approximately $15.0 million increase, or $0.62 per share of common stock - basic. The Company also reclassified to other intangible assets approximately $1.3 million previously classified as goodwill. Amortization expense for goodwill for the twelve months ended December 31, 2001 was $13.8 million.

GTI ANNUAL REPORT 2002


Amortization expense for intangible assets for the twelve months ended December 31, 2002 was $6.4 million. Amortization expense for the succeeding five years is expected to be as follows: 2003 - $10.2 million, 2004 - $9.2 million, 2005 - $8.2 million, 2006 - $7.3 million, and 2007 - $6.4 million. The total gross carrying value and accumulated amortization of the Company's intangible assets by major intangible asset class is as follows:

                                                    AS OF DECEMBER 31, 2001     AS OF DECEMBER 31, 2002
                                                    ------------------------    ------------------------

                                                                     (IN THOUSANDS)

                                                                ACCUMULATED                 ACCUMULATED
                                                      COST      AMORTIZATION      COST      AMORTIZATION
                                                    --------    ------------    --------    ------------
Amortized intangible assets:
  Telecommunications service contracts ..........   $ 29,956      $ (3,475)     $ 48,022      $  (6,775)
  Contract-based customer relationships .........      3,867          (216)        8,322           (811)
  Licenses ......................................      2,854          (839)        3,167         (1,249)
  Other intangible assets .......................      9,360        (3,084)       10,872         (5,583)
                                                    --------      --------      --------      ---------
  Total .........................................   $ 46,037      $ (7,614)     $ 70,383      $ (14,418)
                                                    ========      ========      ========      =========

Other intangible assets include software, Internet software and related content, as well as other intangible assets.


The changes on the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

                                                                       DATA &
                                                         CLEC         INTERNET
                                                        SEGMENT        SEGMENT          TOTAL
                                                        -------       --------         --------
                                                                    (IN THOUSANDS)
Balance as of December 31, 2001 ....................    $15,589        $ 3,134         $ 18,723
Goodwill acquired during the year ..................     54,299             --           54,299
Goodwill reclassified to intangible assets .........         --         (1,319)          (1,319)
                                                        -------        -------         --------
Balance as of December 31, 2002 ....................    $69,888        $ 1,815         $ 71,703
                                                        =======        =======         ========

The pro forma impact of the change in accounting method for goodwill on net loss and net loss per share for the twelve months ended December 31, 2001 compared to actual results for the twelve months ended December 31, 2002 is as follows:

                                                                FINANCIAL REVIEW


                                                                      TWELVE MONTHS ENDED DECEMBER 31,
                                                                      --------------------------------
                                                                          2001                2002
                                                                       ---------            ---------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Reported net income (loss) .......................................     $ (39,005)           $  29,784
Goodwill amortization ............................................        13,846                   --
Negative goodwill amortization on equity investee ................          (243)                  --
                                                                       ---------            ---------
Adjusted net income (loss) .......................................     $ (25,402)           $  29,784
                                                                       =========            =========
Basic net income (loss) per share:
Reported net income (loss) .......................................     $   (1.65)           $    1.24
Goodwill amortization ............................................          0.58                   --
Negative goodwill amortization on equity investee ................         (0.01)                  --
                                                                       ---------            ---------
Adjusted net income (loss) per share .............................     $   (1.08)           $    1.24
                                                                       =========            =========
Diluted net income (loss) per share:
Reported net income (loss) .......................................     $   (1.65)           $    1.21
Goodwill amortization ............................................          0.58                   --
Negative goodwill amortization on equity investee ................         (0.01)                  --
                                                                       ---------            ---------
Adjusted net income (loss) per share .............................     $   (1.08)           $    1.21
                                                                       =========            =========


GOODWILL IMPAIRMENT ASSESSMENT
--------------------------------------------------------------------------------

Goodwill is reviewed annually for impairment or whenever it is determined that impairment indicators exits. The Company determines whether an impairment has occurred by assigning goodwill to the reporting units identified in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If a goodwill impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill.


LONG-LIVED ASSETS
--------------------------------------------------------------------------------

Long-lived assets to be held and used by the Company are reviewed to determine whether an event or change in circumstances indicates that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of assets at the lowest level for which identifiable cash flows exist. If impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using discounted cash flow analysis or other valuation techniques.

GTI ANNUAL REPORT 2002


In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). This statement also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of the statement became effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company adopted this new standard from January 1, 2002. The adoption of the pronouncement did not have an effect on the Company's results of operations or financial position.


INCOME TAXES
--------------------------------------------------------------------------------

The Company uses the liability method of accounting for income taxes. Deferred income taxes result from temporary differences between the tax bases of assets and liabilities and the bases as reported in the consolidated financial statements. The Company does not provide for deferred taxes on the undistributed earnings of its foreign subsidiaries, as such earnings are generally intended to be reinvested in those operations permanently. In the case of non-consolidated entities where our partner requests that a dividend be paid, the amounts are not expected to have a material impact on the Company's income tax liability. It is not practical to determine the amount of unrecognized deferred tax liability for such reinvested earnings.


REVENUE RECOGNITION
--------------------------------------------------------------------------------

The Company records as revenue the amount of telecommunications and Internet services rendered, as measured primarily by the minutes of traffic processed, after deducting an estimate of the traffic that are partial minutes and test traffic which will be neither billed nor collected, and the time spent online. Revenue from service contracts is accounted for when the services are provided. Billings received in advance of service being performed are deferred and recognized as revenue as the service is performed. Revenues are stated net of any value-added taxes ("VAT") charged to customers. Certain other taxes that are based on revenues earned were incurred at a rate of 4% during 2000 and 1% during 2001 and 2002, and have been included in operating expenses since these taxes are incidental to the revenue cycle.

In accordance with the provisions of the Securities and Exchange Commission Staff Accounting Bulletin No 101, the Company has deferred telecommunication connection fees and capitalized direct incremental costs related to connection fees, not exceeding the revenue deferred. The deferral of revenue and capitalization of cost of revenue will be recognized over the estimated life of the customer. The total amount of deferred revenue was $5.9 million and $11.3 million as of December 31, 2001 and 2002, respectively. The total amount of deferred cost of revenue was $2.7 million and $4.4 million as of December 31, 2001 and 2002, respectively.

In the fourth quarter of 2002, the Company re-assessed the average life of the customer and concluded that the average life of the customer increased from three to five years except for GTU which remained at two years for customers in the CLEC Services and Data and Internet Services Division's and eighteen months for customers in the Mobile Services division. The impact of increasing the average life of the customer from three to five years was approximately $0.7 million reduction in revenue and $0.4 million decrease in cost of revenue in the fourth quarter of 2002. The impact of this change in customer life was $0.3 million reduction on net income and $0.01 per common share - basic for the year ended December 31, 2002.

The Company recognizes revenue from equipment sales when title to the equipment passes to the customer. The Company defers the revenue on installed equipment until installation and testing are completed and accepted by the customer.

                                                                FINANCIAL REVIEW


ADVERTISING
--------------------------------------------------------------------------------

The Company expenses the cost of advertising as incurred. Advertising expenses for the year ended December 31, 2000, 2001 and 2002 were $5.0 million, $4.6 million and $3.7 million, respectively.


NET INCOME (LOSS) PER SHARE
--------------------------------------------------------------------------------

The Company's net loss per share calculation (basic and diluted) at December 31, 2001 is based upon the Company's weighted average common shares outstanding. There are no reconciling items in the numerator or denominator of the Company's net loss per share calculation at December 31, 2001 and 2002. Warrants and stock options have been excluded from the net loss per share calculation at December 31, 2001 because their effect would have been antidilutive.

Basic earnings per share at December 31, 2002 is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share at December 31, 2002 is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding employee stock options using the "treasury stock" method. The number of stock options excluded from the diluted earnings per share computation, because their effect was antidilutive in 2002 was 352,261 stock options.

The components of basic and diluted earnings per share were as follows:

                                                                                                      TWELVE MONTHS ENDED
                                                                                                       DECEMBER 31, 2002
                                                                                                      -------------------
                                                                                          (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)
Income before cumulative effect of a change in accounting principle ..............                              $ 28,810
                                                                                                                ========
Weighted average outstanding of:
  Common stock shares ..............................................................                              24,102
Dilutive effect of:
  Employee stock options ...........................................................                                 415
                                                                                                                --------
Common stock and common stock equivalents ........................................                                24,517
                                                                                                                ========
Earnings per share before cumulative effect of a change in accounting principle:
  Basic ..........................................................................                              $   1.20
                                                                                                                ========
  Diluted ........................................................................                              $   1.17
                                                                                                                ========


GOVERNMENT PENSION FUNDS
--------------------------------------------------------------------------------

The Company contributes to the Russian and Ukrainian state pension funds and social funds, on behalf of all its Russian and Ukrainian employees. In Russia, starting from January 1, 2001 all social contributions (including contributions to the Pension fund) were substituted with a unified social tax ("UST") calculated by the application of a regressive rate from 35.6% to 5% to the annual gross remuneration of each employee. The company allocates UST to three social funds (including the Pension fund) where the rate of contributions to the Pension fund vary from 28% to 5% respectively depending on the annual gross salary of each employee. The contributions are expensed as incurred.

GTI ANNUAL REPORT 2002


FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

The carrying amounts for cash and cash equivalents, investments held for sale, accounts receivable, accounts payable, accrued liabilities, and short-term debt approximate their fair value. The fair value of debt to GTS was $6.5 million at December 31, 2001 and was paid in May 2002. The fair value of notes receivable, including the long-term portion was $9.1 million and $7.6 million at December 31, 2001 and 2002, respectively. The fair value of debt to Citibank approximates the carrying value of $30.0 million at December 31, 2002. At December 31, 2002, the Company held no debt at fixed rates.


COMPREHENSIVE INCOME
--------------------------------------------------------------------------------

Comprehensive income is defined as the change in equity of a business enterprise during a period from non-owner sources. For the years ended December 31, 2000, 2001 and 2002, comprehensive income for the Company is equal to net income
(loss).


OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK
--------------------------------------------------------------------------------

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents, investments held for sale and accounts and notes receivable. Of the $37.4 million of cash and cash equivalents and $9.0 million of investments available for sale held at December 31, 2001 and the $59.6 million of cash and cash equivalents held at December 31, 2002, $38.3 million and $45.8 million was held in US money market instruments in US financial institutions at December 31, 2001 and 2002, respectively. The remaining balance is being maintained in US-owned and, to a lesser extent, local financial institutions within the CIS. The Company extends credit to various customers, principally in Russia and Ukraine, and establishes an allowance for doubtful accounts for specific customers that it determines to have significant credit risk. The Company generally does not require collateral to extend credit to its customers. In 2001, the Company granted an unsecured loan to a party in a lease agreement, as disclosed in Note 6.


STOCK-BASED COMPENSATION
--------------------------------------------------------------------------------

The Company follows the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for its Equity Participation Plan SFAS No. 123 establishes a fair value method of accounting for employee stock options and similar equity instruments. The fair value method requires compensation cost to be measured at the grant date based on the value of the award and to be recognized over the service period. SFAS No. 123 generally allows companies to either account for stock-based compensation under the fair value method of SFAS No. 123 or under the intrinsic value method of Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees." The Company has elected to account for its stock-based compensation in accordance with the provisions of APB No. 25 and present pro forma disclosures of results of operations as if the fair value method had been adopted. The Company recognizes compensation expense for stock options granted to employees of its equity method investees based on the fair value of options, as determined using the Black-Sholes valuation model, over the respective option vesting period.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earrings per share in annual and interim financial statements. While the Statement does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 25. SFAS No. 148 disclosure provisions are effective for years ending after December 15, 2002.

                                                                FINANCIAL REVIEW


The Company has adopted the amendments to SFAS No. 123 disclosure provisions required under SFAS No. 148 but will continue to use the intrinsic value method under APB No. 25 to account for stock-based compensation. As such, the adoption of SFAS No. 148 will not have a significant impact of the Company's consolidated financial position or results of operations.

The Company applies the provisions of APB No. 25 in accounting for its stock options incentive plans. The effect of applying SFAS No. 123 on the net income
(loss) as reported is not representative of the effects on reported net income
(loss) in future years due to the vesting period of the stock options and the fair value of additional stock options in future years.

                                                                            TWELVE MONTHS ENDED DECEMBER 31,
                                                                    ------------------------------------------------
                                                                       2000               2001               2002
                                                                    ----------         ----------         ----------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income (loss), as reported .............................        $  (10,254)        $  (39,005)        $   29,784
Deduct: total stock-based employee compensation expense
determined under fair value based method for all awards,
net of related tax effects .................................             8,432              8,278              7,937
                                                                    ----------         ----------         ----------
Pro forma net income (loss) ................................        $  (18,686)        $  (47,283)        $   21,847
                                                                    ==========         ==========         ==========
Net income (loss) per share:
Basic - as reported ........................................        $    (0.43)        $    (1.65)        $     1.24
Basic - pro forma ..........................................        $    (0.78)             (2.00)              0.91
Diluted - as reported ......................................        $    (0.43)             (1.65)              1.21
Diluted - pro forma ........................................        $    (0.78)             (2.00)              0.89


USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The preparation of these consolidated financial statements, in conformity with US generally accepted accounting principles, requires management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


ASSET RETIREMENT OBLIGATIONS
--------------------------------------------------------------------------------

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement deals with the costs of closing facilities and removing assets. SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the asset.

Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS No. 143 is effective for years beginning after June 15, 2002. The adoption of SFAS No. 143 will not have an impact on the Company's consolidated financial position or results of operations.


RESCISSION AND AMENDMENTS OF CERTAIN FASB STATEMENTS
--------------------------------------------------------------------------------

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt," and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers."

GTI ANNUAL REPORT 2002


This statement amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-lease-back transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this statement became effective for financial statements issued on or after May 15, 2002. The Company adopted this new standard from May 15, 2002. The adoption of the pronouncement did not have an effect on the Company's results of operations or financial position.


EXIT OR DISPOSAL ACTIVITIES
--------------------------------------------------------------------------------

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," which required that a liability for an exit cost be recognized upon the entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 is not expected to have a material impact on the Company's results of operations, financial position or cash flow.


FINANCIAL GUARANTEES
--------------------------------------------------------------------------------

In November 2002, the FASB issued FASB Interpretation No. 45,"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002.


CONSOLIDATION OF VARIABLE INTEREST ENTITIES
--------------------------------------------------------------------------------

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 defines the concept of "variable interests" and requires existing unconsolidated variable interest entities to be consolidated into the financial statements of their primary beneficiaries if the variable interest entities do not effectively disperse risks among the parties involved. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when FIN No. 46 becomes effective, the enterprise must disclose information about those entities in all financial statements issued after January 31, 2003. The interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years, with a cumulative-effect adjustment as of the beginning of the first year restated. The Company does not expect that the adoption of the provisions of FIN No. 46 will have a material impact on the Company's future results of operations, financial position or cash flow.


COMPARATIVE FIGURES
--------------------------------------------------------------------------------

Certain 2000 and 2001 amounts have been reclassified to conform to presentation adopted in the current year.


NOTE 3: BUSINESS COMBINATIONS AND VENTURE TRANSACTIONS


The Company has continually increased its ownership interest in several of its previously existing ventures by either buying all or part of the minority shareholders' interest in these ventures. These transactions have enabled the Company to consolidate certain ventures that were previously

                                                                FINANCIAL REVIEW


accounted for following the equity method of accounting. The Company has executed these transactions by paying cash and has accounted for these transactions under the purchase method of accounting, and as such, any purchase price paid over net tangible and intangible assets acquired has been reflected as goodwill, which was amortized on a straight-line basis for a period of five years prior to December 31, 2001.


ACQUISITIONS IN 2000
--------------------------------------------------------------------------------

In February 2000, Golden Telecom Ukraine, a majority owned subsidiary, acquired 99% of Sovam Teleport Ukraine, including a 51% interest previously held by third parties. Sovam Teleport Ukraine is a provider of data and Internet services to Ukraine-based business. In March 2000, the Company acquired the assets of Referat.ru and Absolute Games, two leading vertical Internet portals in the education and computer gaming categories of the Russian Internet. In April 2000, the Company acquired the assets of Fintek, a prominent Moscow-based Web design studio and 51% of Commercial Information Networks ("KIS"), the largest Internet service provider in Nizhny Novgorod. In September 2000, SFMT-Rusnet, Inc., a wholly-owned subsidiary, acquired 25% of SA Telcom LLP, a telecommunications and data services provider in Kazakhstan, bringing its ownership interest in this company up to 100%. The combined purchase price was less than $3.0 million in cash.

In October 2000, the Company acquired the assets of IT INFOART STARS ("InfoArt"), a leading horizontal Russian and English language Internet portal, for approximately $8.3 million in cash. InfoArt provides Internet users with a wide variety of content from leading Russian news agencies and publications.

In December 2000, the Company acquired Agama Limited ("Agama") that owns the Agama family of web properties for approximately $13.1 million in cash and the issuance of 399,872 shares of the Company's common stock valued at $3.8 million, including 79,974 shares that were subject to a holdback and were placed in escrow relating to personnel retention and payment of potential liability. These shares were released from escrow in December 2001 The Agama family of Russian web properties include Aport, Atrus ("@Rus"), and Omen.

The Company has executed the above transactions by paying cash and issuing shares of the Company's common stock. These transactions have been accounted under the purchase method of accounting, and as such, any purchase price paid over net tangible and intangible assets acquired has been reflected as goodwill. No adjustments have been made to the assets and liabilities acquired, since their carrying values approximated their fair market values on the date of the transactions.

In December 2000, the Company acquired an ownership interest in MCT in exchange for the Company's 100% ownership of Vostok Mobile B.V., a Netherlands registered private limited holding company that owned the Company's Russian mobile operations. Initially, the Company acquired approximately 24% of the outstanding common stock of MCT and the Company expected to be diluted to not less than 18% as a result of equity offerings planned by MCT. As part of the transaction, the Company also acquired $9.0 million of MCT debt convertible into equity securities for cash, which was fully repaid in November 2001.

The Company accounted for the exchange of the subsidiary Vostok Mobile B.V for an equity interest of approximately 24% in MCT at book value since the related fair values were not readily determinable, accordingly, no gain or loss was recognized on the exchange. Concurrent with the exchange of ownership interests, certain assets and rights to certain obligations of the Company's Russian mobile ventures were assigned to MCT. Prior to the transaction, the book value of the Company's interest was adjusted for the effect of these concurrent transactions and the remaining portion of the abandonment and restructuring reserve (see Note
15). At December 31, 2002, the Company's equity interest in MCT was approximately 23%.


ACQUISITIONS IN 2001
--------------------------------------------------------------------------------

In June 2001, the Company acquired ISP ZAO Cityline ("Cityline"), 51% of ISP OOO Uralrelcom ("Uralrelcom") and infrastructure company ZAO First

GTI ANNUAL REPORT 2002


Telecommunications Company ("PTK") for cash consideration of approximately $29.0 million, including $6.0 million that was held in escrow. At the time of acquisition, local access capacity to be delivered by a third party to PTK was not yet operational nor placed in service. The purchase and sale agreement provided that until such capacity became fully operational, $6.0 million of purchase consideration would be held in escrow. The Company's interim financial statements reflected the preliminary purchase price allocation, principally assigning such costs to intangible assets. In the fourth quarter of 2001, the Company became aware that such original local access capacity would not become available. As a result, the Company negotiated a full recovery of the funds held in escrow and the Company received alternative local access capacity pursuant to the original terms of the PTK third-party contract. Accordingly, as of December 31, 2001, the recovery of the funds held in escrow of $6.0 million was recorded as a reduction in the carrying amount of the acquired intangible assets. In addition, the Company incurred approximately $0.9 million in consulting fees related to these investment transactions from an affiliate of Alfa, a shareholder of the Company.

The following unaudited pro forma combined results of operations for the Company give effect to the Cityline, Uralrelcom and PTK business combinations as if they had occurred at the beginning of 2001, along with pro forma comparable results for 2000. For the twelve months ended December 31, 2000 and 2001, pro forma revenue would have been approximately $118.3 million and $142.9 million, respectively. The pro forma net loss would have been approximately $11.9 million, or $0.49 per common share for the twelve months ended December 31, 2000 and approximately $40.9 million, or $1.73 per common share, for the twelve months ended December 31, 2001. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of the Company had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

In September 2001, the Company acquired 51% of ADS, a CLEC operating primarily in Nizhny Novgorod, for cash consideration of approximately $2.9 million. The impact of this acquisition on the operating results of the Company for 2000 and 2001, if presented on a pro-forma basis, would not have been material.


The following is a condensed balance sheet of ADS as of the acquisition date, reflecting purchase price accounting adjustments to the net assets acquired:

                                            SEPTEMBER 1, 2001
                                            -----------------
                                              (IN THOUSANDS)
ASSETS
  Current assets .......................              $   572
  Property and equipment ...............                3,487
  Goodwill .............................                   51
  Intangible assets ....................                1,972
  Other assets .........................                  117
                                                      -------
Total assets ...........................              $ 6,199
LIABILITIES:
  Current liabilities ..................              $ 1,694
  Non-current liabilities ..............                  314
  Minority interest ....................                1,294
                                                      -------
Net assets .............................              $ 2,897
                                                      -------
Total purchase consideration ...........              $ 2,897
                                                      =======

                                                                FINANCIAL REVIEW


The results of operations of Cityline, Uralrelcom and PTK have been included in the Company's consolidated operations since June 1, 2001. The results of operations of ADS have been included in the Company's consolidated operations since September 1, 2001.


ACQUISITIONS IN 2002
--------------------------------------------------------------------------------

In August 2002, the Company acquired approximately 31% of Golden Telecom (Ukraine) ("GTU") for cash consideration of approximately $5.2 million, including $3.7 million recorded as a liability, net of $0.3 million discount (determined at the rate of 6.11%). The Company now owns 100% of GTU. The acquisition was accounted for as a purchase business combination under US GAAP. The Company's financial statements reflect the preliminary allocation of the purchase price, and as such, the Company has recorded approximately $1.8 million of contract-based customer relationship intangible assets that will be amortized over a period of approximately 5 years. There was no goodwill recorded as a result of this transaction.

In September 2002, subsidiaries of the Company completed the acquisition of 50% of EDN Sovintel LLC ("Sovintel") that the Company did not own from Open Joint Stock Company Rostelecom ("Rostelecom"), pursuant to an Ownership Interest Purchase Agreement, dated March 13, 2002, by and among subsidiaries of the Company and Rostelecom, bringing the Company's ownership in Sovintel to 100%. The total purchase price of approximately $113.1 million consisted of approximately $50.7 million in GTI's common stock, representing 4,024,067 shares, $10.0 million in cash consideration, $46.0 million in promissory note consideration (see discussion below), and direct transaction costs of approximately $7.1 million, including an investment banking fee of approximately $3.3 million paid to an affiliate of Alfa Telecom Limited, a shareholder of the Company. The value of the common stock which was issued on August 28, 2002 was determined based on the closing price of the Company's common stock on September 3, 2002. The acquisition of the remaining 50% of Sovintel will further strengthen the Company's position in the key Moscow and St Petersburg communications markets, position the Company to realize future operating and cost synergies, and allow GTI to offer a full suite of telecommunication services across broad geographical markets in Russia and the CIS. Sovintel provides worldwide communications services, principally to major hotels, business offices and mobile communication companies through its telecommunications network in Russia. The Company intends to use the assets of Sovintel in the manner in which they were previously used The Company began consolidating the results of operations of Sovintel on September 17, 2002.

In September 2002, TeleRoss LLC ("TeleRoss"), a wholly-owned Russian subsidiary of the Company, issued a three month $46.0 million non-interest bearing note payable to Rostelecom in partial settlement of the acquisition of the remaining 50% ownership interest in Sovintel previously held by Rostelecom. TeleRoss was required to and settled the note, in full, in December 2002. This non-interest bearing note payable was recorded net of $0.7 million discount representing imputed interest.

The acquisition of the remaining 50% of Sovintel was accounted for as a purchase business combination in accordance with US GAAP. As the transaction reflected acquisition of the remaining 50% interest in Sovintel which was not previously owned by the Company, the Company has recorded the net assets acquired at 50% of estimated fair value and 50% of historical US GAAP carrying values. The following is a condensed balance sheet of Sovintel as of the acquisition date, reflecting purchase accounting adjustments to the net assets acquired:

GTI ANNUAL REPORT 2002


                                                                                             SEPTEMBER 17, 2002
                                                                                             ------------------
                                                                                               (IN THOUSANDS)
ASSETS:
  Current assets .........................................................................           $   43,223
  Property and equipment, net ............................................................               64,124
  Telecommunications service contracts intangible assets, net ............................               14,742
  Contract based customer relationship intangible assets, net ............................                6,350
  Licenses, net ..........................................................................                  562
  Other intangible assets, net ...........................................................                  300
  Goodwill ...............................................................................               54,262
  Other assets ...........................................................................               11,114
                                                                                                     ----------
  Total assets ...........................................................................           $  194,677
LIABILITIES:
  Current liabilities ....................................................................           $   23,774
  Non-current liabilities ................................................................                8,514
                                                                                                     ----------
  Net assets .............................................................................           $  162,389

  Less: previous carrying value of the Company's equity method investment in Sovintel ....              (49,283)
                                                                                                     ----------
  Total purchase consideration and acquisition costs .....................................           $  113,106
                                                                                                     ==========
Consideration and acquisition costs:
  Cash consideration .....................................................................           $   10,000
  Promissory note consideration, net of discount .........................................               45,307
  GTI shares consideration ...............................................................               50,663
  Direct transaction costs ...............................................................                7,136
                                                                                                     ----------
Total purchase consideration and acquisition costs .......................................           $  113,106
                                                                                                     ==========

The Company's financial statements reflect the allocation of the purchase price to assets acquired and liabilities assumed based on their fair values, and as such, the Company has assigned approximately $14.7 million to telecommunications service contracts intangible assets which will be amortized over a weighted average of approximately 9 years, approximately $6.4 million to contract based customer relationship intangible assets which will amortized over a weighted average of approximately 5 years, approximately $0.6 million to licenses which will be amortized over a weighted average of 5 years, and approximately $0.3 million to other identified intangible assets which will amortized over 5 years. Property and equipment was adjusted to fair value using a net current replacement cost valuation method. The excess purchase price over the fair value of the net tangible and intangible assets acquired of approximately $54.3 million has been assigned to goodwill and is not deductible for tax purposes. This goodwill has been assigned to the CLEC Services business segment In accordance with SFAS No. 141, "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets", the Company will not amortize the goodwill recorded in connection with the acquisition of the remaining 50% of Sovintel. The goodwill will be tested for impairment at least annually.

The following unaudited pro forma combined results of operations for the Company give effect to the Sovintel business combination as if it had occurred at the beginning of 2001 and 2002. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of the Company had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

                                                                FINANCIAL REVIEW


                                                                                            TWELVE MONTHS ENDED DECEMBER 31,
                                                                                            --------------------------------
                                                                                                   2001          2002
                                                                                                ----------    ----------
                                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue .............................................................................           $  239,128    $  286,998
Income (loss) before cumulative effect of a change in accounting principle ..........              (30,688)       36,587
Cumulative effect of a change in accounting principle ...............................                   --           974
                                                                                                ----------    ----------
Net income (loss) ...................................................................           $  (30,688)   $   37,561
                                                                                                ==========    ==========
Basic earnings (loss) per share of common stock:
  Income (loss) before cumulative effect of a change in accounting principle ........           $    (1.11)   $     1.36
  Cumulative effect of a change in accounting principle .............................                   --          0.04
                                                                                                ----------    ----------
  Net income (loss) per share - basic ...............................................           $    (1.11)   $     1.40
                                                                                                ==========    ==========
Weighted average common shares - basic ..............................................               27,629        26,748
                                                                                                ==========    ==========
Diluted earnings (loss) per share of common stock:
  Income (loss) before cumulative effect of a change in accounting principle ........           $    (1.11)   $     1.34
  Cumulative effect of a change in accounting principle .............................                   --          0.04
                                                                                                ----------    ----------
  Net income (loss) per share - diluted .............................................           $    (1.11)   $     1.38
                                                                                                ==========    ==========
Weighted average common shares - diluted ............................................               27,629        27,163
                                                                                                ==========    ==========


NOTE 4: INVESTMENTS IN AND ADVANCE TO VENTURES
--------------------------------------------------------------------------------

The Company has various investments in ventures that are accounted for by the equity method. The Company's ownership percentages in its equity method investments, in the periods shown, range from approximately 23% to 50%.

The components of the Company's investments in and advances to ventures are as follows:

                                                                                                         DECEMBER 31,
                                                                                                  ------------------------
                                                                                                     2001          2002
                                                                                                  ----------    ----------
                                                                                                        (IN THOUSANDS)
Equity in net assets acquired .................................................................   $   12,348    $   12,348
Excess of equity in net assets acquired over investment cost net of amortization of $243 at
December 31, 2001 .............................................................................         (974)           --
Accumulated earnings recognized, net of losses ................................................       40,139        44,954
Dividends .....................................................................................       (4,477)       (4,532)
Cash advances and other .......................................................................       (1,055)      (11,663)
Effects of consolidating equity method companies ..............................................           --       (40,386)
                                                                                                  ----------    ----------

  Total investments in and advances to ventures ...............................................   $   45,981    $      721
                                                                                                  ==========    ==========

GTI ANNUAL REPORT 2002


The Company has financed the operating and investing cash flow requirements of several of the Company's ventures in the form of cash advances. The Company aggregates all of the receivable and payable balances with the ventures in the Company's investments in and cash advances to the ventures.

The changes in the investments in and advances to ventures are as follows:

                                                                                               DECEMBER 31,
                                                                                        ------------------------
                                                                                           2001          2002
                                                                                        ----------    ----------
                                                                                             (IN THOUSANDS)
Balance, at beginning of period .....................................................   $   49,629    $   45,981
  Equity in net assets acquired .....................................................          715            --
  Dividends .........................................................................       (2,024)          (55)
  Convertible loan to MCT ...........................................................       (9,000)           --
  Cash advances (repayments) and other ..............................................         (768)      (10,608)
  Effect of consolidating equity method investees ...................................       (1,277)      (40,386)
                                                                                        ----------    ----------
                                                                                           (12,354)      (51,049)
  Equity ownership in earnings ......................................................        7,256         4,815
  Cumulative effect of change in accounting principle ...............................           --           974
  Excess gains (losses) recognized over amount attributable to ownership interest ...          213            --
  Interest income on advances .......................................................          994            --
  Amortization of excess of equity in net assets acquired over investment cost ......          243            --
                                                                                        ----------    ----------
Balance, at end of period ...........................................................   $   45,981    $      721
                                                                                        ==========    ==========

For all periods presented through December 31, 2002, the significant investments accounted for under the equity method and the percentage interest owned consist of the following:

                                                          EQUITY METHOD ENTITIES
                                            --------------------------------------------------
                                                      PERIOD                         OWNERSHIP
                                                      ------                         ---------
EDN Sovintel                                Through September 16, 2002                     50%
Other TeleRoss Ventures                                            All                     50%
TeleRoss Nizhny Novgorod                           Through August 2001                     50%
TeleRoss Ufa                                        Through March 2001                     50%
TeleRoss Arkhangelsk                             Through December 2000                50%-100%
TeleRoss Komi                                    Through December 2000                 50%-75%
TeleRoss Khabarovsk                              Through December 2000                50%-100%
TeleRoss Samara                                      Through June 2002                     50%
Vostok Mobile Ventures                           Through December 2000                 50%-70%
MCT Corp                                            From December 2000                 22%-24%

TeleRoss Nizhny Novgorod, TeleRoss Ufa, TeleRoss Arkhangelsk, TeleRoss Komi, TeleRoss Khabarovsk, TeleRoss Samara and EDN Sovintel are all accounted for using the consolidation method subsequent to the dates indicated above.

                                                                FINANCIAL REVIEW

The following table presents summarized income statement and balance sheet information from the Company's significant equity investee, Sovintel, for the year ended December 31, 2001 and the period January 1, 2002 to September 16, 2002. Effective September 17, 2002, the company began consolidating the results of operations of Sovintel as a result of the acquisition of the 50% interest not controlled previously.

                                                  PERIOD FROM
                                YEAR ENDED        JANUARY 1 TO
                               DECEMBER 31,      SEPTEMBER 16,
                                   2001               2002
                              --------------     --------------
                              (IN THOUSANDS)     (IN THOUSANDS)
Revenue .................     $      115,706     $      101,261
Gross margin ............             51,797             45,248
Operating income ........             29,747             25,875
Net income ..............             22,211             19,115
Current assets ..........             45,319                 --
Total assets ............            108,513                 --
Current liabilities .....             21,893                 --
Total liabilities .......             25,065                 --
Net assets ..............             83,448                 --

The Company's equity investee, MCT, is in default on a loan note that originally became due on September 29, 2001. In December 2001, MCT signed a forbearance agreement whereby the holder of the note agreed to forbear from selling the note or exercising its rights under the original debt agreements and to extend the terms of repayment until January 31, 2002. MCT did not make payment on the note prior to January 31, 2002 and during April 2002 the holder of the loan note foreclosed on the collateral related to the note and subsequently sold it to a third-party, resulting in a substantial loss to MCT. The Company recognized the corresponding amount of the Company's equity in MCT's losses during the second quarter of 2002, not exceeding the carrying value of the Company's investment in MCT. Total equity in losses recognized by the Company related to our MCT investment were $3.9 million and $5.1 million for the years ended December 31, 2001 and 2002, respectively. The Company has no further commitments to provide financial support to MCT.

GTI ANNUAL REPORT 2002


NOTE 5: SUPPLEMENTAL BALANCE SHEET INFORMATION

                                                                   DECEMBER 31,
                                                            -------------------------
                                                               2001           2002
                                                            ----------     ----------
                                                                 (IN THOUSANDS)
Other current assets consist of:
  Inventory ...........................................     $    1,779     $    3,401
  Notes receivable ....................................          1,786          1,840
  Other current assets ................................          4,973          4,872
                                                            ----------     ----------
  Total other current assets ..........................     $    8,538     $   10,113
                                                            ==========     ==========
Other non-current assets consist of:
  Notes receivable ....................................     $    7,422     $    5,582
  Other non-current assets ............................          3,141          6,749
                                                            ----------     ----------
  Total other non-current assets ......................     $   10,563     $   12,331
                                                            ==========     ==========
Accounts payable and accrued expenses consists of:
  Accounts payable ....................................     $   11,743     $   31,841
  Interest payable ....................................            472             58
  Accrued compensation ................................          2,231          1,643
  Accrued other taxes .................................          4,273          5,474
  Accrued access and network services .................          2,958          3,031
  Other accrued expenses ..............................          5,650          6,221
                                                            ----------     ----------
  Total accounts payable and accrued expenses .........     $   27,327     $   48,268
                                                            ==========     ==========
Other current liabilities consists of:
  Liabilities to GTS ..................................     $    5,470     $    2,904
  Other current liabilities ...........................          1,707          3,076
                                                            ----------     ----------
  Total other current liabilities .....................     $    7,177     $    5,980
                                                            ==========     ==========

                                                                FINANCIAL REVIEW


NOTE 6: DEBT OBLIGATIONS AND CAPITAL LEASES

Company debt consists of:

                                                    DECEMBER 31,
                                             -------------------------
                                                2001           2002
                                             ----------     ----------
                                                  (IN THOUSANDS)
Citibank General Credit Agreement ......     $    2,225     $      550
Citibank Credit Facility ...............             --         30,000
Motorola Equipment Agreement ...........          2,181            849
Note payable to GTS ....................          6,250             --
Siemens Loan Agreement .................          2,550          1,700
                                             ----------     ----------
                                                 13,206         33,099
Less: debt maturing within one year ....          9,869          8,988
                                             ----------     ----------
  Total long-term debt .................     $    3,337     $   24,111
                                             ==========     ==========

Aggregate maturities of debt, as of December 31, 2002, are as follows: 2003 - $9.0 million, 2004 - $23.6 million, 2005 - none, 2006 - $0.2 million, 2007 -
$0.3 million, and thereafter - none.

The Company paid interest of $2.9 million, $2.2 million and $4.8 million in 2000, 2001, and 2002, respectively.

Some of the Company's operating companies have received debt financing through direct loans from affiliated companies. In addition, certain operating companies have borrowed funds under a $22.7 million back-to-back, seven-year credit facility from a Russian subsidiary of Citibank. Under this facility, the Company provides full cash collateral, held in London and recorded on our balance sheet as restricted cash, for onshore loans made by the bank to the Company's Russian registered joint ventures. In a second, similar facility, the Company provides full cash collateral for a $10.0 million short term back-to-back, revolving, credit facility from the same bank for two of the Company's larger Russian operating companies. The funding level as of December 31, 2002 for all these facilities totaled $1.4 million, of which $0.6 million was funded to the Company's consolidated subsidiaries and $0.8 million was funded to the Company's affiliates. The loan facilities carry interest at a rate equal to the three-month London Inter-Bank Offering Rate ("LIBOR") plus 1.0 percent per annum (equivalent to approximately 3.39%, on average for loans outstanding, at December 31, 2002) and mature between December 2006 and January 2007.

In June 1996, Golden Telecom (Ukraine) entered into an agreement with Motorola Corporation (the "Motorola equipment agreement") whereby Golden Telecom (Ukraine) could purchase up to $20.0 million of certain equipment from Motorola. Through December 31, 2002, the Company had purchased $13.7 million of equipment under this agreement. Golden Telecom (Ukraine) is required to make 15 semiannual payments plus accrued interest beginning six months after completion of installation of such equipment, starting on June 25, 1997. Amounts outstanding under this agreement totaled $0.8 million at December 31, 2002. The agreement carries interest at a rate equal to the USD LIBOR rate plus 3.0 percent per annum (equivalent to 5.40% at December 31, 2002). Amounts outstanding under the agreement have been covered by the GTS Parent Guarantee. At present, the GTS Parent Guarantee is being transferred to GTI.

GTI ANNUAL REPORT 2002


In October 2000, Golden Telecom (Ukraine) entered into a four year supplier loan agreement with Siemens AG (the "Siemens Loan Agreement") whereby Siemens AG provided to Golden Telecom (Ukraine) a loan of $3.4 million for the purchase from Siemens AG of network equipment and services for use in the GSM 1800 network in Odessa, Ukraine, deployed in the third quarter of 2000. In accordance with the terms of the Siemens Loan Agreement, Golden Telecom (Ukraine) is required to make eight semiannual payments plus accrued interest beginning May 15, 2001. Principal outstanding under this agreement totaled $1.7 million at December 31, 2002. The agreement carries interest at a rate equal to the six month USD LIBOR plus 4.9% (equivalent to 6.96% at December 31, 2002). The Siemens Loan Agreement became effective with the execution of a payment guarantee by Golden Telecom, Inc.

The sale by GTS of approximately 12.2 million, or approximately 50%, of the Company's common stock, in May 2001, triggered an acceleration of $6.0 million, including accrued interest, of our long-term debt, under change of control provisions in promissory notes. In July 2001, this long-term debt was paid to the vendor of telecommunications equipment in full in final settlement of the Vendor Settlement Agreement. As part of the GTS transaction, an additional $6.3 million of pre-existing long-term debt due from GTI to GTS became payable in May 2002. The long-term debt, plus accrued interest was paid to GTS in May 2002. For other third party debt agreements, held at the subsidiary level, the lenders have agreed that this transaction will not affect the terms of those agreements, other than transfer of guarantees.

In the first quarter of 2000, the Company entered into a lease for fiber capacity, including facilities and maintenance, from Moscow to Stockholm. The lease has a term of ten years with an option to renew for an additional five years. Prepayments were made to the lessor in April 2000, August 2000 and February 2001. These prepayments have been offset in the balance sheet against the capital lease obligation.

In September 2001, the Company entered into a five year lease for the right to use up to VC-3 fiber optic capacity on major routes within Russia to support the increase in the Company's interregional traffic and regional expansion strategy. The lease is classified as a capital lease in the balance sheet. In December 2001, GTI issued a $9.1 million loan to the same company that has provided the lease. The loan has payment terms of 56 months, which started in January 2002, and carries interest at the rate of 7 percent per annum. The following table presents minimum lease payments under the capital lease:

                                        LEASE PAYMENTS
                                        --------------
                                        (IN THOUSANDS)
2003 ..............................     $        2,388
2004 ..............................              2,388
2005 ..............................              2,388
2006 ..............................              1,592
                                        --------------
                                                 8,756
Less: interest ....................              1,360
                                        --------------
  Total principal payments ........     $        7,396
                                        ==============

                                                                FINANCIAL REVIEW


In September 2002, ROL Holdings Limited ("ROLH"), a wholly-owned Cypriot subsidiary of the Company, entered into a secured $30.0 million credit facility with ZAO Citibank ("Citibank Credit Facility"). ROLH drew upon the Citibank Credit Facility in the fourth quarter of 2002 to fund the repayment of $30.0 million of the $46.0 million non-interest bearing promissory note issued to Rostelecom by TeleRoss in connection with the acquisition of the remaining 50% ownership interest in Sovintel previously held by Rostelecom. ROLH is required to make four quarterly payments of $7.5 million each plus accrued interest beginning December 2003. The Citibank Credit facility carries interest at a rate equal to the three month USD LIBOR plus 4.35% (equivalent to 5.75% at December 31, 2002). At the drawdown of the Citibank Credit Facility, GTI and certain affiliates executed a number of agreements to secure repayment of the Citibank Credit Facility, including a payment guarantee from GTI and Sovintel, pledge of the 50% ownership interest in Sovintel the Company owned prior to the purchase of the remaining 50% ownership interest in Sovintel, pledge of a 58% ownership interest in TeleRoss, commitments of TeleRoss to route at least 90% of TeleRoss' cash flows via accounts at ZAO Citibank, commitments of Sovintel to route at least 60% of Sovintel's cash flows via accounts at ZAO Citibank, and assignment of accounts receivable by TeleRoss and Sovintel. Among other covenants, the Citibank Credit Facility contains certain financial covenants including limits on capital expenditures, limits on investments, and limits on leverage and debt service coverage.


NOTE 7: SHAREHOLDERS' EQUITY


COMMON STOCK
--------------------------------------------------------------------------------

On September 30, 1999, the Company issued 420,000 shares of $0.01 par common stock to an affiliate of ING Barings as partial consideration for its ownership interest in GTS-Ukrainian TeleSystems LLC. In accordance with the subscription agreement filed with the SEC at the time of the Company's Initial Public Offering, an additional 30,000 shares of the Company's common stock were issued on March 1, 2000 to an affiliate of ING Baring's in full and final settlement for its ownership interest in Golden Telecom Ukraine.

On May 17, 2000, the Company's shareholders approved an increased Company's authorized common stock from 50 million to 100 million shares.

On June 30, 2000, the Company filed a Registration Statement on Form S-1 with the SEC to register 2,145,633 shares of Common Stock held by Capital International Global Emerging Markets Private Equity Fund, L.P and affiliates of ING Barings.

In May 2001, GTS completed the transaction contemplated by the Share Purchase Agreement (the "Share Purchase Agreement"), entered into in April 2001 with Alfa, Capital, and Baring Vostok, (collectively, the "Purchasers") with respect to the sale to the Purchasers by GTS of approximately 12.2 million shares of common stock, par value $0.01 per share of GTI. The aggregate purchase price paid by the Purchasers for the common stock was $125.0 million. In addition, as specified in the Share Purchase Agreement, at the time of the consummation of the sale and purchase, the Purchasers entered into separate stock option agreements with GTS which gave the Purchasers an option to purchase up to approximately 2.3 million of the remaining approximately 2.9 million shares of common stock beneficially owned by GTS at the purchase price of $11.00 per share during the 60-day period after the closing of the transaction. In addition, if certain other conditions are met, during the twelve-month period after the closing, the Purchasers had an option to purchase the remaining shares of common stock beneficially owned by GTS at a purchase price equal to the greater of $11.00 per share or 120% of the average closing share price for the 60-day period preceding the purchase date. As part of the transaction, the Purchasers and the Company entered into a Standstill Agreement and a Shareholders Agreement. Generally, the Standstill Agreement provides that for a period of two years from the date of closing the transaction, neither Alfa nor GTS may acquire over 49% of GTI's outstanding stock. The Shareholder Agreement includes a voting arrangement between the Purchasers for the election of certain nominees to the Company's Board of Directors, among other provisions.

GTI ANNUAL REPORT 2002


In July 2001, the Company completed a buy-back of $25.0 million, or approximately 2.3 million shares, of the Company's common stock at $11.00 per share, from a subsidiary of GTS. After this sale, GTS continued to own approximately 0.6 million shares, or approximately 2.6 percent, of GTI's outstanding common stock. To effect the buy-back, GTI acted as designated purchaser and exercised the options held by Alfa, Capital, and Baring Vostok to acquire GTI common stock for $11.00 per share from GTS. In October 2001, GTS sold the remaining approximately 0.6 million shares of GTI's common stock Accordingly, GTS is no longer an affiliate of the Company. In the fourth quarter of 2002, the Company retired the approximately 2.3 million of the Company's common stock held in treasury.

In September 1999, the Company issued certain warrants to a vendor of telecommunications equipment as part of a Settlement Agreement to debt restructuring. The terms of the warrants allowed the vendor to purchase 126,050 shares of the GTI's common stock at an exercise price of $0.10 per share. In December 2001, the vendor exercised the warrants in a cashless transaction and received 125,040 shares of GTI's common stock.

In March 2001, 141,961 restricted shares of the Company's common stock were issued to senior management and employees to be held in escrow by the Company. The restricted shares were issued in accordance with restricted stock agreements dated October 1, 1999 concluded as part of the Company's IPO and were held in escrow by the Company until such restriction lapsed on October 1, 2001.

In August 2002, the Company issued 4,024,067 shares of common stock to Rostelecom in partial settlement of the purchase price for the acquisition of the remaining 50% ownership interest in Sovintel, previously held by Rostelecom.

The Company's outstanding shares of common stock increased by 43,100 shares and 479,977 shares in the twelve months ended December 31, 2001 and 2002, respectively issued in connection with the exercise of employee stock options. The Company has reserved 3,654,962 shares of common stock for issuance to certain employees and directors in connection with the 1999 Equity Participation Plan.


PREFERRED STOCK
--------------------------------------------------------------------------------

On May 17, 2000, the Company's shareholders authorized the creation of 10 million shares of preferred stock, none of which have been issued.


NOTE 8: STOCK OPTION PLANS

Prior to the formation of the Company, certain employees participated in one or more of the stock option plans of GTS. At the time of the IPO certain employees that had been granted GTS options that would vest during the year 2000, surrendered those options and received restricted shares in Golden Telecom, Inc., which vested on the second anniversary of the IPO. The maximum number of restricted shares to be issued under this arrangement was 141,961. The total cost of this restricted share program to the Company was $1.7 million (grant date fair value) of which $0.9 million and $0.6 million was recorded in the years ended December 31, 2000 and 2001, respectively.

The Company has established the 1999 Equity Participation Plan of Golden Telecom, Inc., (the "Option Plan"). The Company has granted and intends to offer stock options to key employees, members of the Board of Directors of the Company, and employees of its equity method investees. No charge to operations is expected to result from options issued under this plan except for options issued to the employees of equity method investees. The Company recognized $0.3 million and $0.5 million in compensation expense in the years ended December 31, 2001 and 2002, respectively in connection with options granted to employees of the Company's equity investees. The Company's sole shareholder, at that time, and the board of directors approved the Option Plan on September 30, 1999. The plan was ratified at the annual meeting of shareholders May 17, 2000. Under the Option Plan not more than 4,023,551 shares of common stock (subject to anti-dilution and other adjustment provisions)

                                                                FINANCIAL REVIEW


were authorized for issuance upon exercise of options or upon vesting of restricted or deferred stock awards. On July 17, 2000, the Company filed with the SEC a registration Statement on Form S-8 to register the 4,023,551 Common Shares available under the Option Plan. Options granted under the Option Plan vest over a three-year term from the date of grant with one-third vesting after one year and one thirty-sixth vesting each month thereafter and expire ten years from the date of grant.

When the Option Plan was adopted, the number of shares available for issuance under the Option Plan was calculated as 15% of the issued and outstanding shares on a fully diluted basis. In March 2001, the Compensation Committee of the Board of Directors approved an increase in shares available for issuance under the Equity Plan from 4,023,551 to 4,320,000 in order to preserve the 15% ratio referenced above. The decision of the Compensation Committee of the Board of Directors was ratified by GTI shareholders on June 26, 2001.

In March 2001, in connection with the finalization of the MCT Corp ("MCT") transaction, the Compensation Committee of the Board of Directors adopted a resolution providing that the Stock Option Award Agreements executed by the Company and certain terminated employees shall be amended to provide that the term of the options held by the employees that transferred from GTI to MCT shall be extended from ninety days after the employees termination date to one year after the termination date of the employees or until their termination date with MCT, whichever occurs earlier. The fair value of the options for employees transferred to MCT was not material at the date of modification. In April 2001, in accordance with the Equity Plan, the Compensation Committee of the Board of Directors adopted a resolution whereby the Stock Option Award Agreements issued by the Company to employees were amended to provide that the term of the options held by the employees shall be extended from ninety days after the employees termination date to eighteen months after the termination date. No expense was recognized as a result of this modification since the intrinsic value of the outstanding options was zero on the measurement date.

The Company applies the provisions of APB No. 25 in accounting for its stock options incentive plans. The effect of applying SFAS No. 123 on the net income
(loss) as reported is not representative of the effects on reported net income
(loss) in future years due to the vesting period of the stock options and the fair value of additional stock options in future years.

                                                                                    TWELVE MONTHS ENDED DECEMBER 31,
                                                                                ------------------------------------------
                                                                                   2000            2001            2002
                                                                                ----------      ----------      ----------
                                                                                                     (IN THOUSANDS, EXCEPT
                                                                                                           PER SHARE DATA)
Net income (loss), as reported ............................................     $  (10,254)     $  (39,005)     $   29,784
Deduct: total stock-based employee compensation
  expense determined under fair value based method for all awards, net
  of related tax effects ..................................................          8,432           8,278           7,937
                                                                                ----------      ----------      ----------
Pro forma net income (loss) ...............................................     $  (18,686)     $  (47,283)     $   21,847
                                                                                ==========      ==========      ==========
Net income (loss) per share:
  Basic - as reported .....................................................     $    (0.43)     $    (1.65)     $     1.24
  Basic - pro forma .......................................................     $    (0.78)          (2.00)           0.91
  Diluted - as reported ...................................................     $    (0.43)          (1.65)           1.21
  Diluted - pro forma .....................................................     $    (0.78)          (2.00)           0.89

GTI ANNUAL REPORT 2002


The fair value of options granted under the GTI Option Plan in 2001 and 2002 are estimated to be between $7.31 and $8.89, and $8.77 per common share, respectively, on the date of grant using the Black Scholes option pricing model with the following assumptions:

                                                  TWELVE MONTHS ENDED DECEMBER 31,
                                                  --------------------------------
                                                           2001            2002
                                                        ----------      ----------
Risk free ..............................                      4.84%           4.71%
Dividend yield .........................                       0.0%            0.0%
Expected life (years) ..................                       3.0             3.0
Volatility .............................                       125%            123%

Additional information with respect to stock options activity is summarized as follows:

                                                               YEAR ENDED DECEMBER 31,
                                             ---------------------------------------------------------
                                                        2001                           2002
                                             --------------------------     --------------------------
                                                              WEIGHTED                       WEIGHTED
                                                              AVERAGE                        AVERAGE
                                                              EXERCISE                       EXERCISE
                                               SHARES          PRICE          SHARES          PRICE
                                             ----------      ----------     ----------      ----------
Outstanding at beginning of year .......      3,371,694      $    13.06      3,241,906      $    12.75
Options granted ........................        321,000           11.97        125,000           12.00
Options exercised ......................        (43,100)          12.00       (479,977)          12.14
Options expired ........................        (38,536)          12.85        (12,438)          13.00
Options forfeited ......................       (369,152)          14.95       (217,418)          13.66
                                             ----------                     ----------
Outstanding at end of year .............      3,241,906           12.75      2,657,073           12.75
                                             ==========                     ==========
Options exercisable at end of year .....      2,113,509      $    12.52      2,230,147      $    12.72

The following table summarizes information about stock options outstanding:

                                    OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
                         ------------------------------------------          -------------------------------------
                                         WEIGHTED
                                         AVERAGE
                                         REMAINING         WEIGHTED                                       WEIGHTED
                                        CONTRACTUAL        AVERAGE                                        AVERAGE
   EXERCISE PRICES          NUMBER          LIFE           EXERCISE            NUMBER                     EXERCISE
AT DECEMBER 31, 2002:    OUTSTANDING     (IN YEARS)         PRICE            EXERCISABLE                    PRICE
---------------------    -----------    -----------        --------          -----------                  --------
           $ 9.88              2,500           0.1          $ 9.88                 2,500                    $ 9.88
            12.00          2,212,482           5.6           12.00             1,887,812                     12.00
            15.63            412,925           6.5           15.63               312,058                     15.63
            19.88             10,000           0.1           19.88                10,000                     19.88
   33.25 to 36.00             19,166           4.2           34.57                17,777                     34.67

                                                                FINANCIAL REVIEW


NOTE 9: EMPLOYEE BENEFIT PLAN


Prior to the formation of the Company, certain employees participated in the GTS 401(k) retirement savings plan (the "GTS Savings Plan") covering all US citizen employees. The Company's expense under the GTS Savings Plan for the Company's employees was approximately $0.04 million for the year ended December 31, 2000. Neither GTS nor the Company made any discretionary (non-matching) contributions for the year ended December 31, 2000.

In November 2001, the Company implemented a 401(k) retirement savings plan (the "GTI Savings Plan") covering all U.S citizen employees. The Savings Plan qualifies under section 401(k) of the Internal Revenue Code and as such, participants may defer pretax income in accordance with federal income tax limitations. The Company provides a 50% matching contribution on the amount contributed by the employees. Both the matching and non-matching contributions by the Company vest after three years of service. The Company's expense under the GTI Savings Plan was approximately $0.1 million and $0.05 million for the year ended December 31, 2001 and 2002, respectively.


NOTE 10: INCOME TAXES


The Company accounts for income taxes using the liability method required by FASB Statement No 109 "Accounting for Income Taxes".

The components of income (loss) before income taxes and minority interest were as follows:

                                              YEAR ENDED DECEMBER 31,
                                   ------------------------------------------
                                      2000            2001            2002
                                   ----------      ----------      ----------
                                                (IN THOUSANDS)
Pretax income (loss):
  Domestic .....................   $   (2,853)     $  (16,121)     $    5,823
  Foreign ......................       (5,980)        (20,865)         28,141
                                   ----------      ----------      ----------
                                   $   (8,833)     $  (36,986)     $   33,964
                                   ==========      ==========      ==========

The following is the Company's significant components of the provision for income taxes attributable to continuing operations:

                                              YEAR ENDED DECEMBER 31,
                                   -----------------------------------------
                                      2000           2001            2002
                                   ----------     ----------      ----------
                                                (IN THOUSANDS)
Domestic - current ...........     $      142     $      193      $       16
Foreign - current ............            848          3,365           8,824
Foreign - deferred ...........             --         (1,656)         (4,213)
                                   ----------     ----------      ----------
                                   $      990     $    1,902      $    4,627
                                   ==========     ==========      ==========

The Company paid income taxes of $1.1 million, $2.7 million and $8.5 million 2000, 2001 and 2002, respectively.

GTI ANNUAL REPORT 2002


United States ("US") taxable income or losses recorded are reported on the Company's consolidated US income tax return. The Company was allocated its proportionate share, $23.6 million, of GTS' US net operating loss carry-forwards in 1999. A valuation allowance has been established by the Company for the associated deferred tax asset, due to management's estimate of the future benefits of these amounts that are not likely to be realized. Accordingly, there was no impact in the accompanying financial statements.

As of December 31, 2002, the Company had net operating loss carry-forwards for US federal income tax purposes of approximately $11.4 million expiring in fiscal years 2010 through 2019. Because of the "change in ownership" provisions of the Tax Reform Act of 1986, the utilization of the Company's net operating loss carry-forwards are limited to a maximum of $7.5 million per year on a cumulative basis. As a result, $11.4 million of cumulative net operating losses are available for use during 2003.

The reconciliation of the US statutory federal tax rate of 35.0% to the Company's effective tax rate is as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                       --------------------------------------
                                                         2000           2001           2002
                                                       --------       --------       --------
Tax benefit (expense) at US statutory rates ......         35.0%          35.0%         (35.0)%
Non-deductible expenses:
  Amortization ...................................        (59.8)         (11.4)          (0.7)
  Equity in (losses) earnings ....................         (1.1)           7.7            5.8

Foreign exchange differences .....................         (1.6)          (0.6)          (1.2)
Different foreign tax rates ......................          1.7          (15.6)           7.7
Change in valuation allowance ....................         35.4           (2.2)          15.1
Other permanent differences ......................        (20.8)         (18.1)          (5.3)
                                                       --------       --------       --------
Tax expense ......................................        (11.2)%         (5.2)%        (13.6)%
                                                       ========       ========       ========

Deferred tax assets and liabilities are recorded based on temporary differences between book bases of assets and liabilities and their bases for income tax purposes. The following table summarizes major components of the Company's deferred tax assets and liabilities:

                                                          DECEMBER 31,
                                                  --------------------------
                                                     2001            2002
                                                  ----------      ----------
                                                        (IN THOUSANDS)
Deferred Tax Assets:
  Net operating loss carry-forwards .........     $    8,775      $    7,534
  Accrued expenses ..........................          2,145           2,035
  Deferred revenue ..........................          2,110           3,440
  Fixed assets ..............................          6,732           4,386
  Other deferred tax assets .................            521           1,312
  Valuation allowance .......................        (14,495)         (9,380)
                                                  ----------      ----------
Total deferred tax asset ....................     $    5,788      $    9,328
                                                  ==========      ==========

                                                                FINANCIAL REVIEW


Deferred Tax Liabilities:
  Accrued revenue ...........................     $      816      $      756
  Deferred expenses .........................            788           1,575
  Intangible assets .........................          6,527          10,846
  Other deferred tax liabilities ............          2,599           2,916
                                                  ----------      ----------
Total deferred tax liability ................     $   10,730      $   16,093
                                                  ==========      ==========
Net deferred tax asset/liability ............     $   (4,942)     $   (6,765)
                                                  ==========      ==========

The following table presents the Company's deferred tax assets and liabilities as of December 31, 2001 and 2002 attributable to different tax paying components in different tax jurisdictions:

                                                         DECEMBER 31,
                                                  --------------------------
                                                     2001            2002
                                                  ----------      ----------
                                                        (IN THOUSANDS)
Deferred Tax Assets:
  US tax component ..........................     $    7,754      $    4,102
  Foreign tax component .....................         12,529          14,606
  Valuation allowance .......................        (14,495)         (9,380)
                                                  ----------      ----------
Total deferred tax asset ....................     $    5,788      $    9,328
                                                  ==========      ==========
Deferred Tax Liability:
  US tax component ..........................     $       --      $       --
  Foreign tax component .....................         10,730          16,093
                                                  ----------      ----------
Total deferred tax liability ................     $   10,730      $   16,093
                                                  ==========      ==========
  Net deferred tax asset/liability ..........     $   (4,942)     $   (6,765)
                                                  ==========      ==========

Certain of the Company's consolidated subsidiaries have foreign tax loss carry-forwards in excess of $13.0 million. These tax loss carry-forwards are typically denominated in the local currency, subject to annual limitations and expire in fiscal years 2003 through 2009. In 2002, the Company has recorded a deferred tax benefit in the amount of $2.8 million associated with the tax loss carry-forwards.

GTS' investment in EDN Sovintel has historically been treated for US tax purposes as a partnership and, therefore, GTS' share of EDN Sovintel's income had flowed through to the GTS consolidated federal income tax return on a current basis. However, as part of the formation of the Company and the transfer of ownership rights in EDN Sovintel to the Company, the Company elected to treat its ownership in EDN Sovintel as a corporation for US tax purposes. This had been in effect until September 17, 2002 when the Company completed the acquisition of the remaining 50% ownership interest in Sovintel previously held by Rostelecom, increasing the Company's ownership in Sovintel to 100%.

GTI ANNUAL REPORT 2002


NOTE 11: COMMITMENTS AND CONTINGENCIES


LEASES
--------------------------------------------------------------------------------

The Company has various cancelable and non-cancelable operating lease agreements for equipment and office space with terms ranging from one to five years. Rental expense for operating leases aggregated $3.3 million, $4.2 million, and $4.9 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Future minimum lease payments under non-cancelable operating leases with terms of one year or more, as of December 31, 2002, are as follows: 2003 -- $1.8 million, 2004 -- $0.9 million, 2005 -- $0.6 million, 2006 -- $0.2 million, 2007
-- $0.2 million, and thereafter -- none.


OTHER COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------

The Company has future purchase commitments of $1.1 million and $8.4 million as of December 31, 2001 and 2002, respectively.

In the ordinary course of business, the Company has issued financial guarantees on debt for the benefit of certain of its non-consolidated ventures, which is all collateralized by cash as described in Note 6. The total amount guaranteed at December 31, 2002 was $0.8 million. The Company expects that all the collateralized debt will be repaid by the ventures.


MAJOR CUSTOMERS
--------------------------------------------------------------------------------

The Company had one major customer in the CLEC reporting segment, representing $18.4 million, or 16%, of total revenues in 2000, $18.9 million, or 14%, of total revenues in 2001 and $23.1 million, or 12%, of total revenue in 2002.


TAX MATTERS
--------------------------------------------------------------------------------

The Company's policy is to accrue for contingencies in the accounting period in which a liability is deemed probable and the amount is reasonably determinable. In this regard, because of the uncertainties associated with the Commonwealth of Independent States Taxes ("CIS Taxes"), the Company's final CIS Taxes may be in excess of the estimated amount expensed to date and accrued at December 31, 2001 and 2002. It is the opinion of management that the ultimate resolution of the Company's CIS Tax liability, to the extent not previously provided for, will not have a material effect on the financial condition of the Company. However, depending on the amount and timing of an unfavorable resolution of any contingencies associated with CIS Taxes, it is possible that the Company's future results of operations or cash flows could be materially affected in a particular period.


RUSSIAN ENVIRONMENT AND CURRENT ECONOMIC SITUATION
--------------------------------------------------------------------------------

The Russian economy, while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the government's continued actions with regard to supervisory, legal, and economic reforms.


OTHER MATTERS
--------------------------------------------------------------------------------

During the past year, GTU was involved in a number of commercial disputes with Ukrtelecom and Ukrainian regulatory authorities. The most significant disputes include routing of traffic and GTU's lease rights of Ukrtelecom's technical premises. In the second and third quarter of 2002, GTU resolved several of these issues with Ukrtelecom. If the remaining disputes are not resolved amicably in the near term, they may have an adverse impact on the financial condition, results of operations and liquidity of the Company. The risks of an adverse impact are assessed by management as possible but not quantifiable.

                                                                FINANCIAL REVIEW


On March 1, 2002, the Company became aware the Kiev City Prosecutor's Office had initiated an investigation into the activities of the Company's management in GTU. GTU received a letter dated July 17, 2002 from the General Prosecutor of Ukraine stating that effective July 9, 2002 the Prosecutor's Office withdrew all charges against management due to the absence of grounds on which to prosecute. On October 7, 2002, the Kiev City Prosecutor's Office notified GTU that the previous decision to close the investigation had been revoked. In subsequent discussions with the Kiev City Prosecutor's Office, the investigators advised the management of GTU that the Prosecutor's Office is reviewing internal procedural requirements with the intent to close the investigation again.

In the ordinary course of business, the Company may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which the Company operates. In the opinion of management, the Company's liability, if any, in all pending litigation, other legal proceeding or other matters, will not have a material effect upon the financial condition, results of operations or liquidity of the Company.

NOTE 12: RELATED PARTY TRANSACTIONS

The Company entered into an administrative services agreement with GTS. Pursuant to this agreement, GTS had provided the Company with certain accounting, tax and financial management and budgeting services, legal and regulatory services and human resources services. The amount paid under this agreement in 2000 was $0.1 million. In 2000, this agreement was amended to include only the legal and regulatory services and human resources services and in 2001, this agreement was cancelled.

Transactions with the Company's equity investees, GTS, Alfa affiliates and Rostelecom were as follows, for the years ended December 31:

                                                     2000           2001           2002
                                                  ----------     ----------     ----------
                                                               (IN THOUSANDS)
Revenue from equity investees ...............     $    9,960     $    9,029     $    7,499
Revenue from GTS affiliates .................            637          2,475             --
Revenue from Rostelecom .....................             --             --            446
Revenue from Alfa affiliates ................             --            127          1,102
                                                  ----------     ----------     ----------
                                                  $   10,597     $   11,631     $    9,047
                                                  ==========     ==========     ==========

Cost of revenue from equity investees .......          9,001         10,056          8,527
Cost of revenue from GTS affiliates .........          1,551            850             --
Cost of revenue from Rostelecom .............             --             --          5,154
                                                  ----------     ----------     ----------
                                                  $   10,552     $   10,906     $   13,681
                                                  ==========     ==========     ==========

The revenue and cost of revenue from GTS affiliates included in the income statement represents revenue and cost of revenue through October 2001. GTS ceased to be a shareholder of GTI after this date.

The revenue from Alfa affiliates included in the income statement represents revenue and cost of revenue from May 2001, the date Alfa became a shareholder.

GTI ANNUAL REPORT 2002


The revenue and cost of revenue from Rostelecom included in the income statement represents revenue and cost of revenue from September 2002, the date Rostelecom became a shareholder.

Included in Other Current Assets at December 31, 2001 and 2002 is $0.1 million and $0.3 million, respectively of intercompany accounts receivable from Alfa affiliates.

The Company maintains bank accounts with Alfa, which act as a clearing agent for the payroll of the Russian staff of the Company. The balances at these bank accounts were minimal at December 31, 2001 and 2002. In addition, certain of the Company's Russian subsidiaries maintain current accounts with Alfa. The amounts on deposit were minimal at December 31, 2001 and approximately $0.7 million at December 31, 2002.

The Company incurred approximately $0.9 million in consulting costs from an affiliate of Alfa in relation to investment transactions in Cityline, Uralrelcom, and PTK during 2001 and approximately $3.3 million in consulting costs from an affiliate of Alfa in relation to the purchase of the remaining 50% of Sovintel previously held by Rostelecom.

In September 2002, several Russian subsidiaries of the Company entered into a one year agreement with OOO Alfa Insurance, an affiliate of Alfa, to provide the Company's Russian employees with medical and dental insurance services. The amount payable under this agreement is approximately $0.3 million per annum. In December 2002, the Company entered into a one year agreement with OOO Alfa Insurance, an affiliate of Alfa, to provide the Company with property and equipment liability insurance. The amount payable under this agreement is approximately $0.2 million per annum.


NOTE 13: SEGMENT INFORMATION


LINE OF BUSINESS DATA
--------------------------------------------------------------------------------

The Company operates in four segments within the telecommunications industry. The four segments are: CLEC Services using our local access overlay networks in Moscow, Kiev, St Petersburg and Nizhny Novgorod; Long Distance Services using our fiber optic and satellite-based network throughout the CIS; Data and Internet Services using our fiber optic and satellite-based network; and Mobile Services consisting of mobile networks in Kiev and Odessa, Ukraine. The following table presents financial information for both consolidated ventures and equity investee ventures, excluding MCT, segmented by the Company's lines of businesses for the periods ended December 31, 2000, 2001, and 2002. Transfers between lines of businesses are included in the adjustments to reconcile segment to consolidated results. The Company evaluates performance based on the operating income (loss) of each strategic business unit.

                                                  DATA &                                                  BUSINESS
                                                 INTERNET        LONG         MOBILE      CORPORATE &     SEGMENTS    CONSOLIDATED
                                      CLEC       SERVICES      DISTANCE      SERVICES     ELIMINATIONS      TOTAL        RESULTS
                                   ----------  ------------   ----------   ------------   ------------   ------------  ------------
                                                                                (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2000
Revenue .........................  $  125,962  $     41,144   $   15,484   $     35,365   $     (7,174)  $    210,781  $    113,089
Depreciation and amortization ...      11,836         3,475        5,415         14,065         15,815         50,606        31,851
Operating income (loss) .........      36,194          (404)      (5,105)        (3,523)       (26,174)           988       (15,136)
Identifiable assets .............     122,175        43,511       25,109         24,984        216,846        432,625       348,456
Capital expenditures ............      18,755        19,428        3,109         10,726            565         52,583        40,515

                                                                FINANCIAL REVIEW


                                               ADJUSTMENTS TO RECONCILE
                                                  BUSINESS SEGMENT TO
                                                 CONSOLIDATED RESULTS
                                             ----------------------------
                                               EQUITY
                                               METHOD          AFFILIATE
                                              VENTURES        ADJUSTMENTS
                                             -----------      -----------
                                                    (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2000
Revenue ................................     $  (116,339)     $    18,647
Depreciation and amortization ..........         (18,755)              --
Operating income (loss) ................         (16,222)              98
Identifiable assets ....................         (84,169)              --
Capital expenditures ...................         (12,068)              --

                                                DATA &                                               BUSINESS
                                               INTERNET      LONG       MOBILE      CORPORATE &      SEGMENTS      CONSOLIDATED
                                      CLEC     SERVICES    DISTANCE    SERVICES    ELIMINATIONS       TOTAL          RESULTS
                                    --------   --------    --------    --------    ------------    ------------    ------------
                                                                            (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2001
Revenue .........................   $149,945   $ 63,192    $ 18,819    $ 14,361    $     (5,295)   $    241,022    $    140,038
Depreciation and amortization ...     13,576     13,216       6,199       5,217          12,900          51,108          41,398
Impairment charge ...............         --     20,886          --       9,931             474          31,291          31,291
Operating income (loss) .........     46,755    (23,344)     (3,683)    (10,915)        (23,177)        (14,364)        (45,271)
Identifiable assets .............    184,081     93,051      27,661      10,264          97,585         412,642         300,384
Capital expenditures ............     24,400     24,415       4,778       1,278             133          55,004          37,359

                                                ADJUSTMENTS TO RECONCILE
                                                  BUSINESS SEGMENT TO
                                                  CONSOLIDATED RESULTS
                                             ------------------------------
                                                EQUITY
                                                METHOD          AFFILIATE
                                               VENTURES        ADJUSTMENTS
                                             ------------      ------------
                                                      (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2001
Revenue ................................     $   (119,958)     $     18,974
Depreciation and amortization ..........           (9,710)               --
Impairment charge ......................               --                --
Operating income (loss) ................          (30,907)               --
Identifiable assets ....................         (112,258)               --
Capital expenditures ...................          (17,645)               --

GTI ANNUAL REPORT 2002


                                                  DATA &                                            BUSINESS
                                                 INTERNET     LONG       MOBILE    CORPORATE &      SEGMENTS    CONSOLIDATED
                                        CLEC     SERVICES   DISTANCE    SERVICES   ELIMINATIONS      TOTAL        RESULTS
                                      --------   --------   --------    --------   ------------    ----------   ------------
                                                                        (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2002
Revenue ...........................   $182,944   $ 78,859   $ 19,283    $ 13,001   $     (5,507)   $  288,580   $    198,727
Depreciation and amortization .....     17,754     10,916      6,065       2,686            738        38,159         29,961
Operating income (loss) ...........     53,297     12,187     (4,245)      3,553         (6,511)       58,281         31,430
Identifiable assets ...............    279,420     97,861     28,383       9,383         24,315       439,362        435,810
Capital expenditures ..............     33,694      9,805      4,201         449            222        48,371         29,430


                                              ADJUSTMENTS TO RECONCILE
                                                BUSINESS SEGMENT TO
                                               CONSOLIDATED RESULTS
                                           ----------------------------
                                              EQUITY
                                              METHOD         AFFILIATE
                                             VENTURES       ADJUSTMENTS
                                           ------------    ------------
                                                 (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2002
Revenue ................................   $   (105,861)   $     16,008
Depreciation and amortization ..........         (8,198)             --
Operating income (loss) ................        (26,851)
Identifiable assets ....................         (3,552)             --
Capital expenditures ...................        (18,941)             --


GEOGRAPHIC DATA
--------------------------------------------------------------------------------

Revenues from external customers are based on the location of the operating company providing the service. The Company operated within two main geographic regions of the CIS: Russia and Ukraine. Geographic information as of December 31, 2001 and 2002 is as follows:

                                                                          CORPORATE,
                                                                            OTHER
                                                                         COUNTRIES &     CONSOLIDATED
                                              RUSSIA        UKRAINE      ELIMINATIONS       RESULTS
                                           ------------   ------------   ------------    ------------
                                                              (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2001
  Revenue ..............................   $    104,461   $     37,954   $     (2,377)   $    140,038
  Long-lived assets ....................        177,757         26,318            783         204,858
YEAR ENDED DECEMBER 31, 2002
  Revenue ..............................   $    166,319   $     35,488   $     (3,080)   $    198,727
  Long-lived assets ....................        275,209         24,541          1,512         301,262

                                                                FINANCIAL REVIEW


NOTE 14: SUPPLEMENTAL CASH FLOW INFORMATION


The following table summarizes significant non-cash investing and financing activities for the Company.


                                                                      TWELVE MONTHS ENDED
                                                                          DECEMBER 31,
                                                                    -----------------------
                                                                       2001         2002
                                                                    ----------   ----------
                                                                        (IN THOUSANDS)
Issuance of common stock in connection with acquisitions ........   $       --   $   50,663
Amounts payable in connection with business acquisitions ........          200        3,500
Capitalized lease obligations ...................................        9,500           --
Consulting fee to Alfa ..........................................          180           --


NOTE 15: OTHER TRANSACTIONS


ABANDONMENT AND RESTRUCTURING
--------------------------------------------------------------------------------

In December 2000, the Company acquired an ownership interest in MCT in exchange for the Company's 100% ownership of Vostok Mobile B.V., a Netherlands registered private limited holding company that owns the Company's Russian mobile operations, including the abandoned ventures. Initially, the Company acquired approximately 24% of the outstanding common stock of MCT and the Company expected to be diluted to not less than 18% as a result of equity offerings planned by MCT. At December 31, 2001 and 2002 the Company owned approximately 23% of MCT.

The acquisition of the equity interest in MCT effectively completes a major part of the Company's formal plan of restructuring, initiated when it abandoned certain mobile business operations in Russia, as approved by the Board of Directors of GTS in the third quarter of 1999. As part of this plan of restructuring, the Company had been seeking to dispose of the ownership interests in these operations and the intended not to provide any additional financial assistance to such businesses, other than debts assumed.

The Company took a charge to earnings of $18.5 million in the third quarter of 1999, of which approximately $8.3 million was recorded as a liability. Additionally, in the third quarter of 1999, the Company recorded a charge and liability of $1.3 million relating to the cancellation of certain network capacity. There were no amounts charged against these liabilities in the year ended December 31, 1999. In the year ended December 31, 2000, $5.6 million was charged against these liabilities including, $4.0 million in relation to collateral attached by a third-party lender, $1.1 million in cancellation of certain network capacity and $0.5 million in disposition related costs.

The Company accounted for the exchange of the subsidiary Vostok Mobile B.V. for an equity interest of approximately 24% in MCT at book value since the fair values were not readily determinable, accordingly, no gain or loss was recognized. Concurrent with the exchange of ownership interests certain assets, which were comprised of restricted cash held as collateral on a back-to-back loan facility and intercompany debt and interest receivable, and rights to certain obligations of the Russian mobile ventures owed by such ventures in regard to a credit facility, were assigned to MCT. Prior to the transaction the book value of the Company's interest was adjusted for the effect of the concurrent transactions and the remaining portion of the abandonment and restructuring reserve.

GTI ANNUAL REPORT 2002


IMPAIRMENT
--------------------------------------------------------------------------------

In the fourth quarter of 2001, the Company recorded an impairment charge in the amount of $10.4 million in association with the Company's mobile operations in Ukraine. In 2001, the mobile operation in Ukraine became subject to strong competitive and regulatory pressures, the Company's average revenue per user ("ARPU") declined significantly and the mobile operations business segment recorded an operating loss for the first time. The undiscounted cash flow analysis performed by the Company indicated that carrying value of the mobile long-lived assets was not recoverable. The Company recognized the loss as an impairment charge, calculated as the difference between the carrying amount and the fair value of the assets. Fair value was assessed by discounting the future cash flows associated with the assets. The components of the impairment charge includes a write-down of net property, plant and equipment by $8.4 million, net licenses by $1.5 million and net goodwill associated with the mobile operations of $0.5 million.

In addition to the traditional voice and data service provision, GTI has been actively pursuing a strategy of developing non-traditional telecom service offerings including those related to the Internet, such as web hosting, web design, and vertical and horizontal Internet portal development.

To this end, GTI acquired InfoArt Stars and the Agama family of Web properties to add to the Russia-On-Line Internet portal, which also incorporates some of the other acquisitions made in the year ended December 31, 2000, referat.ru, Absolute Games and Fintek. In line with experience outside of Russia, the Company has not seen the rapid development of Internet based services that was expected. During 2001, Internet based advertising and e-commerce revenues have not developed to significant levels. The undiscounted cash flow analysis, based on the 5-year business plan approved in the fourth quarter of 2001, performed by the Company indicated that carrying value of the long-lived portal assets was impaired. The Company recognized the loss as an impairment charge, calculated as the difference between the carrying amount and the fair value of the assets. Fair value was assessed by discounting the future cash flows associated with the assets. As a result, GTI recorded an impairment charge of $20.9 million. The impairment charge represents a write-down of Internet Content and Related Software, which was classified as Other Intangible Assets in the balance sheet and was included in the operating results of the Company's Data and Internet business segment.


NOTE 16: QUARTERLY FINANCIAL DATA (UNAUDITED)


Summarized quarterly financial data is as follows:

                                                                    ACTUAL FOR THE THREE MONTHS ENDED
                                                     --------------------------------------------------------------
                                                       MARCH 31,       JUNE 30,       SEPTEMBER 30,    DECEMBER 31,
                                                         2001            2001             2001             2001
                                                     ------------    ------------    --------------    ------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues .........................................   $     32,320    $     33,891    $       37,067    $     36,760
Cost of Revenues .................................         14,686          15,980            16,923          16,096
Gross Margin .....................................         17,634          17,911            20,144          20,664
Selling, general and administrative ..............         12,707          12,799            12,787          10,642
Impairment charge ................................             --              --                --          31,291
Net loss .........................................         (3,910)         (3,534)           (1,873)        (29,688)
Net loss per share(1) ............................   $      (0.16)   $      (0.14)   $        (0.08)   $      (1.33)

                                                                FINANCIAL REVIEW


                                                                  ACTUAL FOR THE THREE MONTHS ENDED
                                                     -----------------------------------------------------------
                                                       MARCH 31,      JUNE 30,      SEPTEMBER 30,   DECEMBER 31,
                                                         2002           2002            2002            2002
                                                     ------------   ------------   --------------   ------------
                                                                 (IN THOUSANDS, EXCEPER SHARE DATA)
Revenues .........................................   $     36,350   $     39,217   $       46,376   $     76,784
Cost of Revenues .................................         15,370         17,556           21,617         36,646
Gross Margin .....................................         20,980         21,661           24,759         40,138
Selling, general and administrative ..............          9,687         10,237           10,792         15,431
Net income .......................................          6,206          2,754            7,879         12,945
Net income per share(1) ..........................   $       0.28   $       0.12   $         0.32   $       0.48

(1) The sum of the earnings per share for the four quarters will generally not equal earnings per share for the total year due to changes in the average number of common shares outstanding.

GTI ANNUAL REPORT 2002


MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
--------------------------------------------------------------------------------

Our common stock has traded on the Nasdaq National Market since September 30, 1999 under the symbol "GLDN". The following table sets forth, for the periods indicated, the high and low closing prices per share for our common stock, as reported on the Nasdaq National Market. We have not paid any cash dividends on our common stock. The Board of Directors reviews the Company's policy on dividends annually. Although the Company had significant cash flows for 2002, the Board of Directors did not declare and pay a dividend for 2002. Although we expect strong cash flows in 2003, we cannot assure you that the Company will pay dividends in 2003 or the foreseeable future.

                                                      HIGH     LOW
                                                     ------   -----
2001:
  First quarter ..................................    12.25    5.69
  Second quarter .................................    14.10    8.00
  Third quarter ..................................    14.15    6.90
  Fourth quarter .................................    13.90    7.49

2002:
  First quarter ..................................    16.67   11.59
  Second quarter .................................    18.00   14.27
  Third quarter ..................................    17.42   12.00
  Fourth quarter .................................    16.01   10.28

As of March 21, 2003, there were approximately 17 holders of record of our common stock.

                         BOARD OF DIRECTORS


           PETR AVEN     President, Alfa Bank, Chairman

       STAN ABBELOOS     Senior Vice President, Chief Operating Officer, Golden Telecom, Inc.

   VLADIMIR ANDROSIK     Deputy General Director /Finance Director, Rostelecom

      MICHAEL CALVEY     Managing Partner, Baring Vostok Capital Partners

      ASHLEY DUNSTER     Vice President,Capital Research International, Inc.

        DAVID HERMAN     Vice President Emeritus, General Motors, Inc.

      ANDREI KOSOGOV     First Deputy Chairman of the Executive Board, Alfa Bank

       MICHAEL NORTH     Managing Director, Eurokapital Verwaltungs GmbH

ALEXANDER VINOGRADOV     President, Chief Executive Officer, Golden Telecom, Inc.


                         OFFICERS


ALEXANDER VINOGRADOV     President, Chief Executive Officer

       STAN ABBELOOS     Senior Vice President, Chief Operating Officer

       DAVID STEWART     Senior Vice President, Chief Financial Officer

        JEFF RIDDELL     Senior Vice President, General Counsel and Corporate Secretary

                                                         APPENDIX
                                            ------------------------------------



INDEPENDENT                                 GENERAL
AUDITORS                                    INFORMATION

Ernst & Young (CIS) Limited                 General information about the
                                            company may be obtained by
STOCKHOLDER                                 contacting Investor Relations:
INFORMATION
                                            TELEPHONE: +7 (501) 797-9309
ANNUAL MEETING The Annual                   FACSIMILE: +7 (501) 797-9332
Meeting of Golden Telecom, Inc. will        E-MAIL: InvestorRelations@gti.ru
be held on May 20th, 2003 in Vienna,        INTERNET: www.goldentelecom.com
Austria, Imperial Hotel, Kartner Ring
16, A-1015 in Ringstrassensalon             Consolidated financial statements
beginning at 12:30 pm. A formal             for Golden Telecom, Inc. for the
notice, together with the proxy form,       fiscal year ended December 31, 2002
will be mailed in advance of the            are contained in Form 10-K filed
meeting to all stockholders                 with the United States Securities
of record entitled to vote.                 and Exchange Commission
                                            on or about March 28, 2003.

REGISTER AND TRANSFER AGENT
Correspondence concerning Golden
Telecom, Inc. stock holdings or
changes of address should be
directed to: Mellon Investor Services
LLC, 85 Challenger Road, Ridgefield
Park, NJ 07660.

TELEPHONE: 201-329-8127
F ACSIMILE: 201-329-8967
INTERNET: www.mellon-investor.com